Exhibit 99.1

Brookfield Infrastructure Partners L.P.

Interim Report Q2 2015

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

Brookfield Infrastructure Partners L.P. (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, energy and communications infrastructure businesses in North and South America, Australia and Europe.

Brookfield Asset Management Inc. (“Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as its Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	June 30, 2015	December 31, 2014
Assets
Cash and cash equivalents	5	$652	$189
Financial assets	5	427	484
Accounts receivable and other	5	350	299
Inventory		18	21
Assets classified as held for sale	3	568	567

Current assets		2,015	1,560
Property, plant and equipment	6	7,882	8,084
Intangible assets	7	3,401	3,575
Investment in associates	8	2,716	2,412
Investment properties		163	162
Goodwill		82	84
Financial assets (non-current)	5	521	430
Other assets (non-current)		78	89
Deferred income tax assets		94	99

Total assets		$16,952	$16,495

Liabilities and Partnership Capital Liabilities
Accounts payable and other	5	$534	$532
Non-recourse borrowings	5,9	320	41
Financial liabilities	5	200	49
Liabilities directly associated with assets classified as held for sale	3	195	199

Current liabilities		1,249	821
Corporate borrowings	5	683	588
Non-recourse borrowings (non-current)	5,9	5,695	6,180
Financial liabilities (non-current)	5	457	554
Other liabilities (non-current)		543	569
Deferred income tax liabilities		1,394	1,441
Preferred shares	5	20	20

Total liabilities		10,041	10,173

Partnership capital:
Limited partners	12	3,864	3,533
General partner	12	22	24
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	12	1,519	1,321
Interest of others in operating subsidiaries	12	1,410	1,444
Preferred unitholders	12	96	—

Total partnership capital		6,911	6,322

Total liabilities and partnership capital		$16,952	$16,495

The accompanying notes are an integral part of these financial statements.

2    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2015	2014	2015	2014
Revenues		$466	$488	$932	$968
Direct operating costs		(197)	(215)	(400)	(427)
General and administrative expenses		(35)	(29)	(69)	(56)
Depreciation and amortization expense	6,7	(101)	(94)	(196)	(185)

		133	150	267	300
Interest expense		(93)	(90)	(183)	(177)
Share of earnings from investments in associates	8	20	5	37	18
Mark-to-market on hedging items	5	(32)	(22)	58	(38)
Other income		1	27	9	24

Income before income tax		29	70	188	127
Income tax (expense) recovery
Current		(5)	(8)	(13)	(14)
Deferred		2	(16)	(1)	(22)

Net income from continuing operations		26	46	174	91
Loss from discontinued operations, net of income tax	3	—	(4)	—	(5)

Net income		$26	$42	$174	$86

Attributable to:
Limited partners		$1	$1	$85	$16
General partner		17	11	32	22
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		—	1	33	7
Interest of others in operating subsidiaries		7	29	23	41
Preferred unitholders		1	—	1	—

Basic and diluted earnings per limited partner unit		$0.01	$0.01	$0.55	$0.11

The accompanying notes are an integral part of these financial statements.

Q2 2015 INTERIM REPORT    3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2015	2014	2015	2014
Net income		$26	$42	$174	$86

Other comprehensive income (loss):

Items that will not be reclassified subsequently to profit or loss:
Unrealized actuarial losses		—	(1)	—	(1)
Equity accounted investments	8	—	(3)	—	(3)

		—	(4)	—	(4)

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		135	108	(364)	108
Cash flow hedges	5	12	1	5	5
Net investment hedges	5	(105)	(53)	(13)	(90)
Available-for-sale securities		9	15	2	26
Taxes on the above items		1	—	(5)	(3)
Equity accounted investments	8	(8)	(1)	—	(2)

		44	70	(375)	44

Total other comprehensive income (loss)		44	66	(375)	40

Comprehensive income (loss)		$70	$108	(201)	126

Attributable to:
Limited partners		$9	$22	$(119)	$35
General partner		17	11	31	22
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		4	9	(46)	14
Interest of others in operating subsidiaries		39	66	(68)	55
Preferred unitholders		1	—	1	—

The accompanying notes are an integral part of these financial statements.

4    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
THREE MONTH PERIOD ENDED JUNE 30, 2015 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Deficit	Accumulated other comprehensive income(1)	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling Interest—in operating subsidiaries	Preferred Unit Capital	Total partnership capital
Balance as at March 31, 2015	$3,201	$(395)	$77	$443	$3,326	$19	$(1)	$4	$22	$1,178	$(168)	$30	$200	$1,240	$1,353	$96	$6,037

Net income	—	1	—	—	1	—	17	—	17	—	—	—	—	—	7	1	26
Other comprehensive income	—	—	—	8	8	—	—	—	—	—	—	—	4	4	32	—	44

Comprehensive income	—	1	—	8	9	—	17	—	17	—	—	—	4	4	39	1	70
Unit issuance	576	—	—	—	576	—	—	—	—	350	—	—	—	350	—	—	926
Partnership distributions (note 13)	—	(86)	—	—	(86)	—	(17)	—	(17)	—	(36)	—	—	(36)	—	(1)	(140)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(24)	—	(24)
Acquisition of interest[2]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	42	—	42
Other items[2]	—	5	39	(5)	39	—	—	—	—	—	(5)	(39)	5	(39)	—	—	—

Balance as at June 30, 2015	$3,777	$(475)	$116	$446	$3,864	$19	$(1)	$4	$22	$1,528	$(209)	$(9)	$209	$1,519	$1,410	$96	$6,911

1.	Refer to Note 14 Accumulated Other Comprehensive Income.
2.	Refer to Note 12 Partnership Capital.

	Limited Partners					General Partner				Non-Controlling Interest - Redeemable Partnership Units held by Brookfield
THREE MONTH PERIOD ENDED JUNE 30, 2014 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling Interest— Redeemable Partnership Units held by Brookfield	Non-controlling Interest—in operating subsidiaries	Total partnership capital
Balance as at March 31, 2014	$3,201	$(271)	$77	$686	$3,693	$19	$2	6	$27	$1,178	$(117)	$30	$294	$1,385	$1,381	$6,486

Net income	—	1	—	—	1	—	11	—	11	—	1	—	—	1	29	42
Other comprehensive loss	—	—	—	21	21	—	—	—	—	—	—	—	8	8	37	66

Comprehensive income	—	1	—	21	22	—	11	—	11	—	1	—	8	9	66	108
Partnership distributions	—	(71)	—	—	(71)	—	(12)	—	(12)	—	(29)	—	—	(29)	—	(112)
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(37)	(37)
Acquisition of interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	224	224

Balance as at June 30, 2014	$3,201	$(341)	$77	$707	$3,644	$19	$1	$6	$26	$1,178	$(145)	$30	$302	$1,365	$1,634	$6,669

1.	Refer to Note 14 Accumulated Other Comprehensive Income.
2.	Refer to Note 12 Partnership Capital.

The accompanying notes are an integral part of these financial statements.

Q2 2015 INTERIM REPORT    5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest—Redeemable Partnership Units held by Brookfield
SIX MONTH PERIOD ENDED JUNE 30, 2015 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings/ (deficit)	Accumulated other comprehensive income(1)	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling Interest—in operating subsidiaries	Preferred Unit Capital	Total partnership capital
Balance as at January 1, 2015	$3,201	$(400)	$77	$655	$3,533	$19	$—	$5	$24	$1,178	$(170)	$30	$283	$1,321	$1,444	$—	$6,322

Net income	—	85	—	—	85	—	32	—	32	—	33	—	—	33	23	1	174
Other comprehensive loss	—	—	—	(204)	(204)	—	—	(1)	(1)	—	—	—	(79)	(79)	(91)	—	(375)

Comprehensive income (loss)	—	85	—	(204)	(119)	—	32	(1)	31	—	33	—	(79)	(46)	(68)	1	(201)
Unit issuance	576	—	—	—	576	—	—	—	—	350	—	—	—	350	—	—	926
Partnership distributions (note 13)	—	(165)	—	—	(165)	—	(33)	—	(33)	—	(67)	—	—	(67)	—	(1)	(266)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(37)	—	(37)
Acquisition of interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	71	—	71
Preferred units issued[2]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	96	96
Other items[2]	—	5	39	(5)	39	—	—	—	—	—	(5)	(39)	5	(39)	—	—	—

Balance as at June 30, 2015	$3,777	$(475)	$116	$446	$3,864	$19	$(1)	$4	$22	$1,528	$(209)	$(9)	$209	$1,519	$1,410	$96	$6,911

1.	Refer to Note 14 Accumulated Other Comprehensive Income.
2.	Refer to Note 12 Partnership Capital.

	Limited Partners					General Partner				Non-Controlling Interest—Redeemable Partnership Units held by Brookfield
SIX MONTH PERIOD ENDED JUNE 30, 2014 US$ MILLIONS, UNAUDITED	Limited partners’ capital	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable Partnership Units held by Brookfield	Deficit	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling Interest—Redeemable Partnership Units held by Brookfield	Non-controlling Interest—in operating subsidiaries	Total partnership capital
Balance as at January 1, 2014	$3,199	$(213)	$77	$688	$3,751	$19	$2	$6	$27	$1,178	$(95)	$30	$295	$1,408	$1,419	$6,605

Net Income	—	16	—	—	16	—	22	—	22	—	7	—	—	7	41	86
Other comprehensive income	—	—	—	19	19	—	—	—	—	—	—	—	7	7	14	40

Comprehensive income	—	16	—	19	35	—	22	—	22	—	7	—	7	14	55	126
Unit issuance	2	—	—	—	2	—	—	—	—	—	—	—	—	—	—	2
Partnership distributions	—	(144)	—	—	(144)	—	(23)	—	(23)	—	(57)	—	—	(57)	—	(224)
Subsidiary distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(64)	(64)
Acquisition of interest[2]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	224	224

Balance as at June 30, 2014	$3,201	$(341)	$77	$707	$3,644	$19	$1	$6	$26	$1,178	$(145)	$30	$302	$1,365	$1,634	$6,669

1.	Refer to Note 14 Accumulated Other Comprehensive Income.
2.	Refer to Note 12 Partnership Capital.

The accompanying notes are an integral part of these financial statements.

6    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2015	2014	2015	2014
Operating activities
Net income		$26	$42	$174	$86
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	8	14	15	9	4
Depreciation and amortization expense	6,7	101	94	196	185
Mark-to-market on hedging items	5	32	22	(58)	38
Provisions and other items		16	(12)	65	—
Deferred tax (recovery) expense		(2)	16	1	22
Changes in non-cash working capital, net		(56)	(21)	(28)	(39)

Cash from operating activities		131	156	359	296

Investing Activities
Acquisition of subsidiaries, net of cash acquired	4	—	—	(4)	—
Investments in associates	8	(63)	—	(550)	(39)
Purchase of long lived assets	6,7	(137)	(116)	(222)	(225)
Sale of long lived assets	6,7	1	5	2	5
Purchase of financial assets		(17)	—	(196)	(50)
Sale of financial assets		152	25	154	25
Net settlement of foreign exchange hedging items		(2)	(15)	197	(23)

Cash used by investing activities		(66)	(101)	(619)	(307)

Financing Activities
Distributions to general partner	13	(17)	(12)	(33)	(23)
Distributions to other unitholders	13	(123)	(100)	(233)	(201)
Subsidiary distributions to non-controlling interest		(24)	(37)	(37)	(64)
Capital provided by non-controlling interest		42	—	71	—
Proceeds from corporate borrowings		—	—	360	—
Proceeds from corporate credit facility		61	—	417	—
Repayment of corporate credit facility		(433)	—	(662)	—
Proceeds from subsidiary borrowings	9	11	208	34	250
Repayment of subsidiary borrowings	9	(58)	(98)	(168)	(120)
Repayments of other financing activities		—	—	(38)	—
Preferred units issued	12	—	—	96	—
Partnership units issued, net of issuance costs	12	926	—	926	2

Cash from (used by) financing activities		385	(39)	733	(156)

Cash and cash equivalents
Change during the period		450	16	473	(167)
Impact of foreign exchange on cash		(1)	1	(10)	9
Balance, beginning of period		203	363	189	538

Balance, end of period		$652	$380	$652	$380

The accompanying notes are an integral part of these financial statements.

Q2 2015 INTERIM REPORT    7

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “partnership”) owns and operates utility, transport, energy and communications infrastructure businesses in North and South America, Australia and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. The partnership’s preferred units are listed on the Toronto Stock Exchange under the symbol “BIP.PR.A”. The registered office is 73 Front Street, Hamilton, HM12, Bermuda.

2. SUMMARY OF ACCOUNTING POLICIES

a) Statement of Compliance

These interim condensed and consolidated financial statements of the partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2014. The accounting policies the partnership applied in its annual consolidated financial statements as of and for the year ended December 31, 2014 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.

These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of the partnership on August 7, 2015.

b) Standards issued not yet adopted

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”)

IAS 16, Property, Plant, and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) were both amended by the International Accounting Standards Board (“IASB”) as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of the amendments to IAS 16 and IAS 38 on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

8    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

IFRS 9 Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments: Recognition and Measurement standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

3. ASSETS CLASSIFIED AS HELD FOR SALE & DISCONTINUED OPERATIONS

Assets Held for Sale

a) New England electricity transmission operations

In the fourth quarter of 2014, Brookfield Infrastructure initiated a plan to dispose of its interest in its New England electricity transmission operations and in March 2015 executed a definitive agreement to sell its 23% interest in its New England electricity transmission operations to a third party for proceeds of $281 million (on a 100% basis). Completion of the transaction is expected to occur in the third quarter of 2015, subject to customary closing conditions. The New England electricity transmission operation was reported as a non-wholly owned subsidiary on the Consolidated Statement of Financial Position until the fourth quarter of 2014 and has since been classified as held for sale.

b) North American natural gas transmission business

In the fourth quarter of 2014, Brookfield Infrastructure initiated a plan to dispose of its interest in its North American natural gas transmission business. Management is actively seeking a buyer and expects to complete the sale within the next 12 months. The North American natural gas transmission business was reported as an investment in associate on the Consolidated Statement of Financial Position until the fourth quarter of 2014 and has since been classified as held for sale.

The following table presents the assets and liabilities that are classified as held for sale as of June 30, 2015 and December 31, 2014:

US$ MILLIONS	June 30, 2015	December 31, 2014
Assets
Cash and cash equivalents	$2	$1
Accounts receivable and other	4	4
Property, plant and equipment	218	218
Intangible assets	33	33
Investment in associates	311	311

Assets classified as held for sale	$568	$567

Liabilities
Accounts payable and other	4	3
Non-recourse borrowings	142	145
Financial liabilities	1	4
Other liabilities	5	4
Deferred income tax liability	43	43

Liabilities directly associated with assets classified as held for sale	$195	$199

Q2 2015 INTERIM REPORT    9

Discontinued Operations

The North American natural gas transmission business was reported as part of continuing operations until the fourth quarter of 2014 and has since been classified as discontinued operations for both the current and comparative periods. During the three and six months ended June 30, 2015 and 2014, $nil and $nil and a loss of $4 million and a loss of $5 million, respectively, were recorded in both the Statement of Operating Results and the Statement of Comprehensive Income (Loss) relating to Brookfield Infrastructure’s discontinued operations.

4. ACQUISITION OF BUSINESSES

a) Acquisition of Macquarie District Energy

On August 21, 2014, Brookfield Infrastructure expanded its U.S. district energy platform to the mid-west U.S. as it acquired a 40% interest in Macquarie District Energy, for consideration of $38 million through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective August 21, 2014. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the Consolidated Statement of Operating Results in the third quarter of 2014.

The following summarizes the consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$38

Total consideration	$38

Fair value of assets and liabilities acquired as at August 21, 2014 (provisional)1

US$ MILLIONS
Accounts receivable and other	$28
Property, plant and equipment	347
Goodwill	40
Accounts payable and other	(10)
Non-recourse borrowings	(175)
Deferred income tax liability	(132)

Net assets acquired before non-controlling interest	98
Non-controlling interest(2)	(60)

Net assets acquired	$38

1.	The fair values of all acquired assets, liabilities and goodwill for this operation have been determined on a provisional basis, pending finalization of the fair value of acquired net assets.
2.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

Upon acquisition of Macquarie District Energy by Brookfield Infrastructure, a deferred tax liability of $132 million was recorded. The deferred income tax liability arose because tax bases of the net assets to Brookfield Infrastructure were significantly lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $40 million, which is viewed to be recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is expected to be deductible for income tax purposes.

10    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

b) Acquisition of Seattle Steam

On November 21, 2014, Brookfield Infrastructure expanded its U.S. district energy platform to the pacific U.S. as it acquired a 40% interest in Seattle Steam, for consideration of $9 million through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective November 21, 2014. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the Consolidated Statement of Operating Results in the fourth quarter of 2014.

The following summarizes the consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$9

Total consideration	$9

Fair value of assets and liabilities acquired as at November 21, 2014 (provisional)1

US$ MILLIONS
Accounts receivable and other	$17
Property, plant and equipment	45
Non-recourse borrowings	(37)

Net assets acquired before non-controlling interest	25
Non-controlling interest(2)	(16)

Net assets acquired	$9

1.	The fair values of all acquired assets, liabilities and goodwill for this operation have been determined on a provisional basis, pending finalization of the fair value of acquired net assets.
2.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the net assets of Seattle Steam.

c) Acquisition of Lodi Gas Storage

On December 31, 2014, Brookfield Infrastructure expanded its North American gas storage operation to the U.S. West Coast as it acquired a 40% interest in Lodi Gas Storage, for consideration of $42 million, through a Brookfield sponsored infrastructure fund. Brookfield Infrastructure has entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to elect the majority of the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity, effective December 31, 2014. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the Consolidated Statement of Operating Results in the fourth quarter of 2014.

Q2 2015 INTERIM REPORT    11

The following summarizes the consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred

US$ MILLIONS
Cash	$42

Total consideration	$42

Fair value of assets and liabilities acquired as at December 31, 2014 (provisional)1

US$ MILLIONS
Accounts receivable and other	$4
Property, plant and equipment	130
Accounts payable and other	(30)

Net assets acquired before non-controlling interest	104
Non-controlling interest(2)	(62)

Net assets acquired	$42

1.	The fair values of all acquired assets, liabilities and goodwill for this operation have been determined on a provisional basis, pending finalization of the fair value of acquired net assets.
2.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure and was measured at fair value at the acquisition date.

No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equaled its share of the fair value of the net assets of Lodi Gas Storage.

d) Acquisition of Niska Gas Storage Partners LLC

During the second quarter of 2015, Brookfield along with institutional partners signed definitive agreements for a 100% stake in Niska Gas Storage Partners LLC. Brookfield Infrastructure will acquire a 40% interest through a Brookfield sponsored infrastructure fund for $70 million. Concurrently, Brookfield Infrastructure will enter into a voting arrangement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the Board of Directors of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure will consolidate this entity. The transaction is expected to close in 2016, subject to regulatory approvals and other customary closing conditions.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, when available. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatilities as applicable. The fair value of interest rate swap hedging items which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.

Classification of Financial Instruments

Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of available-for-sale securities are recognized in other comprehensive income.

12    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Carrying Value and Fair Value of Financial Instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at June 30, 2015:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for- sale Securities	Loans & Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$652	$652
Accounts receivable and other	—	—	350	350
Financial assets (current and non-current)(1)	590	—	3	593
Marketable securities	—	355	—	355

Total	$590	$355	$1,005	$1,950

Financial liabilities
Corporate borrowings	$—	$—	$683	$683
Non-recourse borrowings (current and non-current)	—	—	6,015	6,015
Accounts payable and other	—	—	534	534
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)(1)	619	—	38	657

Total	$619	$—	$7,290	$7,909

1.	Derivative instruments which are elected for hedge accounting totaling $489 million are included in financial assets and $258 million of derivative instruments are included in financial liabilities.

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2014:

US$ MILLIONS Financial Instrument Classification	FVTPL	Available-for- sale Securities	Loans & Receivables/ Other Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)	Total
Financial assets
Cash and cash equivalents	$—	$—	$189	$189
Accounts receivable and other	—	—	299	299
Financial assets (current and non-current)(1)	607	—	2	609
Marketable securities	—	305	—	305

Total	$607	$305	$490	$1,402

Financial liabilities
Corporate borrowings	$—	$—	$588	$588
Non-recourse borrowings (current and non-current)	—	—	6,221	6,221
Accounts payable and other	—	—	532	532
Preferred shares	—	—	20	20
Financial liabilities (current and non-current)(1)	528	—	75	603

Total	$528	$—	$7,436	$7,964

1.	Derivative instruments which are elected for hedge accounting totaling $560 million are included in financial assets and $164 million of derivative instruments are included in financial liabilities.

Q2 2015 INTERIM REPORT    13

The following table provides the carrying values and fair values of financial instruments as at June 30, 2015 and December 31, 2014:

	June 30, 2015		December 31, 2014
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$652	$652	$189	$189
Accounts receivable and other	350	350	299	299
Financial assets (current and non-current)	593	593	609	609
Marketable securities	355	355	305	305

Total	$1,950	$1,950	$1,402	$1,402

Financial liabilities
Corporate borrowings(1)	$683	$688	$588	$600
Non-recourse borrowings(2)	6,015	6,337	6,221	6,544
Accounts payable and other financial liabilities	534	534	532	532
Preferred shares	20	20	20	20
Financial liabilities (current and non-current)	657	657	603	603

Total	$7,909	$8,236	$7,964	$8,299

1.	Corporate borrowings are classified under level 1 of the fair value hierarchy; as quoted prices in an active market are available.
2.

Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of borrowings at the UK port operation which are classified under level 1 as quoted prices in an active market are available. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

Hedging Activities

Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Cash Flow Hedges

Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecast issuances of debt. The settlement dates typically coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to income or loss over the period that the floating rate interest payments on debt affect income or loss. For the three and six months ended June 30, 2015, pre-tax net unrealized gains of $12 million and $5 million respectively (2014: gains of $1 million and $5 million respectively) were recorded in other comprehensive income (loss) for the effective portion of the cash flow hedges. As at June 30, 2015, there was a net derivative asset balance of $313 million relating to hedging items designated as cash flow hedges (December 31, 2014: $269 million asset).

Net Investment Hedges

Brookfield Infrastructure uses foreign exchange hedging items and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and six months ended June 30, 2015 unrealized pre-tax net losses of $103 million and $210 million respectively (2014: losses of $38 million and $67 million, respectively) were recorded in other comprehensive (loss) income for the effective portion of hedges of net investments in foreign operations. Further, Brookfield Infrastructure recognized a $2 million loss and $197 million gain, respectively (2014: $15 million loss and $23 million loss, respectively) in other comprehensive (loss) income related to the net settlement of foreign exchange hedging items in the three and six month periods ended June 30, 2015. As at June 30, 2015, there was a net derivative liability balance of $82 million relating to hedging items designated as net investment hedges (December 31, 2014: $127 million asset).

14    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Fair Value Hierarchical Levels

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain hedging items, other financial assets carried at fair value in an inactive market.

•

Level 3 – Inputs reflect management’s best estimate of unobservable inputs that market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate.

Fair value of the partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair Value Hierarchy	June 30, 2015	December 31, 2014
Marketable securities	Level 1(1)	$355	$305
Foreign currency forward contracts	Level 2(2)
Financial asset		77	188
Financial liability		104	6
Interest rate swaps & other	Level 2(2)
Financial asset		513	419
Financial liability		515	522

1.	Valuation technique: Quoted bid prices in an active market.
2.

Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the issuer’s or counterparty’s credit risk.

Assets and liabilities measured at fair value on a recurring basis include $945 million (2014: $912 million) of financial assets and $619 million (2014: $528 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates. During the three and six months ended June 30, 2015 and 2014, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	June 30, 2015			December 31, 2014
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$355	$—	$—	$305	$—	$—
Financial assets (current and non-current)(1)	—	590	—	—	607	—

Financial liabilities
Financial liabilities (current and non-current)(1)	$—	$619	$—	$—	$528	$—

1.	Level 1 financial assets relate to marketable securities. Level 2 financial assets and liabilities primarily relate to derivative instruments.

Q2 2015 INTERIM REPORT    15

6. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport Assets	Energy Assets	Total Assets

Gross carrying amount

Balance at January 1, 2014	$3,646	$2,985	$1,233	$7,864
Additions	214	128	61	403
Acquisitions through business combinations	—	—	522	522
Fair value adjustments	321	—	43	364
Reclassified as held for sale assets	(233)	—	—	(233)
Net foreign currency exchange differences	(311)	(295)	(74)	(680)

Balance at December 31, 2014	$3,637	$2,818	$1,785	$8,240

Additions	120	32	51	203
Net foreign currency exchange differences	(59)	(144)	(60)	(263)

Balance at June 30, 2015	$3,698	$2,706	$1,776	$8,180

Accumulated depreciation:

Balance at January 1, 2014	$(24)	$(44)	$(33)	$(101)
Depreciation expense	(130)	(129)	(58)	(317)
Fair value adjustment	128	8	47	183
Reclassified as held for sale assets	15	—	—	15
Net foreign currency exchange differences	11	49	4	64

Balance at December 31, 2014	$—	$(116)	$(40)	$(156)

Depreciation expense	(64)	(57)	(49)	(170)
Net foreign exchange differences	8	14	6	28

Balance at June 30, 2015	$(56)	$(159)	$(83)	$(298)

Net book value
June 30, 2015	$3,642	$2,547	$1,693	$7,882

December 31, 2014	$3,637	$2,702	$1,745	$8,084

7. INTANGIBLE ASSETS

	As of
US$ MILLIONS	June 30, 2015	December 31, 2014
Cost	$3,571	$3,729
Accumulated amortization	(170)	(154)

Total	$3,401	$3,575

Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	June 30, 2015	December 31, 2014
Regulated terminal	$1,934	$2,048
Chilean toll roads	1,029	1,093
UK port operations	337	334
Other(1)	101	100

Total	$3,401	$3,575

1.	Other intangibles are comprised primarily of customer order backlogs.

16    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the change in the balance of intangible assets:

As of
US$ MILLIONS	June 30, 2015
Cost at beginning of the period	$3,729
Additions, net of disposals	17
Foreign currency translation	(175)

Balance at June 30, 2015	$3,571

The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

As of
US$ MILLIONS	June 30, 2015
Accumulated amortization at beginning of period	$(154)
Amortization	(26)
Foreign currency translation	10

Balance at June 30, 2015	$(170)

8. INVESTMENTS IN ASSOCIATES

The following table represents the reconciliation of movement in the partnership’s investments in associates:

US$ MILLIONS	For the six months ended June 30, 2015	For the 12 months ended December 31, 2014
Balance at beginning of period	$2,412	$2,039
Share of earnings for the period - continuing operations	37	58
Share of losses - discontinued operations	—	(8)
Foreign currency translation	(237)	(307)
Share of other reserves for the period - OCI	—	123
Distributions	(46)	(38)
Acquisitions, net of disposals(1)	550	856
Reclassification to asset held for sale(2)	—	(311)

Ending balance	$2,716	$2,412

1.

On March 31, 2015, Brookfield Infrastructure, through a Brookfield sponsored fund, acquired a 21% interest in a European telecommunications infrastructure operations for $415 million. Brookfield Infrastructure has significant influence through its position in the business. Accordingly, Brookfield Infrastructure equity accounts for the entity.

2.	In the fourth quarter of 2014, Brookfield Infrastructure initiated a plan to dispose of its interest in its North American natural gas transmission business—see note 3 for additional information.

Q2 2015 INTERIM REPORT    17

The following table represents the carrying value of the partnership’s investments in associates:

	As of
US$ MILLIONS	June 30, 2015	December 31, 2014
Brazilian toll road operation	$966	$985
South American transmission operation	665	724
European telecommunications infrastructure operations(1)	416	—
Brazilian rail operation	281	320
Other associates(2)	388	383

Ending balance	$2,716	$2,412

1.

On March 31, 2015, Brookfield Infrastructure, through a Brookfield sponsored fund, acquired a 21% interest in a European telecommunications infrastructure operations for $415 million. Brookfield Infrastructure has significant influence through its position in the business. Accordingly, Brookfield Infrastructure equity accounts for the entity.

2.	Other includes the partnership’s European port operation, Texas electricity transmission project, North American west coast container terminal and U.S. gas storage operation.

The following table summarizes the aggregate balances of investments in associates on a 100% basis:

	As of
US$ MILLIONS	June 30, 2015	December 31, 2014
Financial position:
Total assets	$23,643	$20,135
Total liabilities	(12,634)	(8,760)

Net assets	$11,009	$11,375

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2015	2014	2015	2014
Financial performance:
Total revenue	$1,054	$738	$1,939	$1,455
Total income for the period	93	5	162	51
Brookfield Infrastructure’s share of net income	$20	$5	$37	$18

9. NON-RECOURSE BORROWINGS

	As of
US$ MILLIONS	June 30, 2015	December 31, 2014
Current	$320	$41
Non-current	5,695	6,180

Total	$6,015	$6,221

During the six months ended June 30, 2015 subsidiary repayments, net of borrowings, were $134 million.

Foreign currency translation impacted non-recourse borrowings by $72 million due to the depreciation of Australian dollar, Canadian dollar and Chilean peso denominated borrowings.

18    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

10. SEGMENTED INFORMATION

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Adjusted EBITDA is calculated as FFO excluding the impact of interest expense, cash taxes and other income (expenses).

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED JUNE 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued Operation	As per IFRS financials[1]
Revenues	$172	$294	$84	$42	$—	$592	$(241)	$148	$(33)	$466
Costs attributed to revenues	(44)	(151)	(43)	(20)	—	(258)	132	(84)	13	(197)
General & administrative expenses	—	—	—	—	(35)	(35)	—	—	—	(35)

Adjusted EBITDA	128	143	41	22	(35)	299	(109)	64	(20)
Other income (expense)	1	(4)	1	—	10	8	3	—	—	11
Interest expense	(36)	(35)	(19)	(2)	(7)	(99)	20	(29)	15	(93)

FFO	93	104	23	20	(32)	208	(86)	35	(5)
Depreciation and amortization	(39)	(56)	(12)	(16)	—	(123)	54	(32)	—	(101)
Deferred taxes	(3)	1	(1)	1	2	—	(4)	5	1	2
Mark-to-market on hedging items	(10)	(1)	(1)	—	(25)	(37)	—	5	—	(32)
Valuation (losses) gains and other	(10)	(14)	(7)	—	1	(30)	16	(6)	4	(16)
Share of earnings from associates	—	—	—	—	—	—	20	—	—	20
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	—	—	—
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(7)	—	(7)

Net income (loss) attributable to partnership(2)	$31	$34	$2	$5	$(54)	$18	$—	$—	$—	$18

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.	Includes net income attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.

Q2 2015 INTERIM REPORT    19

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED JUNE 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued Operation	As per IFRS financials[1]
Revenues	$187	$309	$72	$—	$568	$(197)	$148	$(31)	$488
Costs attributed to revenues	(57)	(161)	(39)	—	(257)	104	(75)	13	(215)
General & administrative expenses	—	—	—	(29)	(29)	—	—	—	(29)

Adjusted EBITDA	130	148	33	(29)	282	(93)	73	(18)
Other income (expense)	2	(9)	—	10	3	5	(2)	—	6
Interest expense	(40)	(45)	(17)	(3)	(105)	27	(26)	14	(90)

FFO	92	94	16	(22)	180	(61)	45	(4)
Depreciation and amortization	(40)	(59)	(17)	—	(116)	39	(27)	10	(94)
Deferred taxes	(9)	3	3	1	(2)	(5)	(6)	(3)	(16)
Mark-to-market on hedging items	2	(2)	—	(19)	(19)	(3)	—	—	(22)
Valuation (losses) gains and other	(10)	(19)	(1)	—	(30)	25	17	1	13
Share of earnings from associates	—	—	—	—	—	5	—	—	5
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	(4)	(4)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(29)	—	(29)

Net income (loss) attributable to partnership(2)	$35	$17	$1	$(40)	$13	$—	$—	$—	$13

	Brookfield Infrastructure’s Share
FOR THE SIX MONTHS ENDED JUNE 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued Operation	As per IFRS financials[1]
Revenues	$340	$585	$178	$42	$—	$1,145	$(441)	$297	$(69)	$932
Costs attributed to revenues	(82)	(303)	(92)	(20)	—	(497)	243	(172)	26	(400)
General & administrative expenses	—	—	—	—	(69)	(69)	—	—	—	(69)

Adjusted EBITDA	258	282	86	22	(69)	579	(198)	125	(43)
Other income (expense)	2	(7)	1	—	15	11	5	(2)	—	14
Interest expense	(72)	(75)	(36)	(2)	(11)	(196)	42	(58)	29	(183)

FFO	188	200	51	20	(65)	394	(151)	65	(14)
Depreciation and amortization	(77)	(110)	(22)	(16)	—	(225)	92	(63)	—	(196)
Deferred taxes	(16)	3	—	1	4	(8)	(5)	8	4	(1)
Mark-to-market on hedging items	(2)	(1)	(1)	—	44	40	—	18	—	58
Valuation (losses) gains and other	(13)	(22)	(9)	—	(7)	(51)	27	(5)	10	(19)
Share of earnings from associates	—	—	—	—	—	—	37	—	—	37
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	—	—	—
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(23)	—	(23)

Net income (loss) attributable to partnership(2)	$80	$70	$19	$5	$(24)	$150	$—	$—	$—	$150

20    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Brookfield Infrastructure’s Share
FOR THE SIX MONTHS ENDED JUNE 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Discontinued Operation	As per IFRS financials[1]
Revenues	$363	$595	$163	$—	$1,121	$(380)	$298	$(71)	$968
Costs attributed to revenues	(107)	(303)	(86)	—	(496)	198	(153)	24	(427)
General & administrative expenses	—	—	—	(56)	(56)	—	—	—	(56)

Adjusted EBITDA	256	292	77	(56)	569	(182)	145	(47)
Other income (expense)	4	(16)	—	16	4	8	(3)	—	9
Interest expense	(79)	(87)	(35)	(6)	(207)	52	(51)	29	(177)

FFO	181	189	42	(46)	366	(122)	91	(18)
Depreciation and amortization	(79)	(120)	(34)	—	(233)	80	(52)	20	(185)
Deferred taxes	(15)	10	(1)	5	(1)	(15)	(7)	1	(22)
Mark-to-market on hedging items	4	3	—	(42)	(35)	(3)	—	—	(38)
Valuation (losses) gains and other	(19)	(32)	3	(4)	(52)	42	9	2	1
Share of earnings from associates	—	—	—	—	—	18	—	—	18
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	(5)	(5)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(41)	—	(41)

Net income (loss) attributable to partnership(2)	$72	$50	$10	$(87)	$45	$—	$—	$—	$45

Segment assets

For the purpose of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure’s Executive Management and Board of Directors monitor the assets, including investments accounted for using the equity method, attributable to each segment.

The following is an analysis of Brookfield Infrastructure’s assets by operating segment for the periods under review:

	Total attributable to Brookfield Infrastructure
AS AT JUNE 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,653	$4,593	$1,851	$845	$(227)	$11,715	$(3,099)	$3,934	$4,402	$16,952

	Total attributable to Brookfield Infrastructure
AS AT DECEMBER 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,805	$4,970	$1,816	$—	$(56)	$11,535	$(1,944)	$4,284	$2,620	$16,495

1.

The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

Q2 2015 INTERIM REPORT    21

11. SUBSIDIARY PUBLIC ISSUERS

In December 2014, wholly-owned subsidiaries of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Debt Issuers”) and Brookfield Infrastructure Preferred Equity Inc. (collectively with the Debt Issuers, the “Issuers”), filed a base shelf prospectus qualifying the distribution of debt securities and Class A preference shares in Canada. The Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$1 billion (or the equivalent in other currencies).

On October 10, 2012, wholly-owned subsidiaries of Brookfield Infrastructure executed a C$400 million, five year medium term note offering in the Canadian bond market with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all in rate of 2.7%.

On March 11, 2015 Brookfield Infrastructure issued C$450 million of medium-term notes maturing March 11, 2022 with a coupon of 3.5%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 3.9%.

These notes are unconditionally guaranteed by Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., and wholly- owned subsidiaries, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation, Brookfield Infrastructure LLC and BIP Bermuda Holdings I Limited.

22    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables set forth consolidated summary financial information for Brookfield Infrastructure and the Issuers:

FOR THE THREE MONTHS ENDED JUNE 30, 2015	Brookfield Infrastructure(2)	The Issuers	Subsidiaries of the partnership other than the Issuers(3)	Consolidating adjustments(4)	Brookfield Infrastructure consolidated
Revenues	$—	$—	$466	$—	$466
Net income (loss) attributable to partnership(1)	1	—	390	(373)	18

FOR THE THREE MONTHS ENDED JUNE 30, 2014
Revenues	$—	$—	$488	$—	$488
Net income (loss) from continuing operations attributable to partnership	4	—	178	(166)	16
Net income (loss) attributable to partnership(1)	1	—	175	(163)	13

FOR THE SIX MONTHS ENDED JUNE 30, 2015
Revenues	$—	$—	$932	$—	$932
Net income (loss) attributable to partnership(1)	85	—	778	(713)	150

FOR THE SIX MONTHS ENDED JUNE 30, 2014
Revenues	$—	$—	$968	$—	$968
Net income (loss) from continuing operations attributable to partnership	20	—	248	(219)	49
Net income (loss) attributable to partnership(1)	16	—	244	(215)	45

AS AT JUNE 30, 2015
Current assets	$—	$3	$2,015	$(3)	$2,015
Non-current assets	3,827	331	14,937	(4,158)	14,937
Current liabilities	—	5	1,249	(5)	1,249
Non-current liabilities	—	690	11,122	(3,020)	8,792
Non-controlling interests – Redeemable Partnership units held by Brookfield	—	—	1,519	—	1,519
Non-controlling interests – in operating subsidiaries	—	—	1,410	—	1,410

AS AT DECEMBER 31, 2014
Current assets	$—	$3	$1,560	$(3)	$1,560
Non-current assets	3,493	351	14,935	(3,844)	14,935
Current liabilities	—	5	821	(5)	821
Non-current liabilities	—	350	11,461	(2,459)	9,352
Non-controlling interests – Redeemable Partnership Units held by Brookfield	—	—	1,321	—	1,321
Non-controlling interests – in operating subsidiaries	—	—	1,444	—	1,444

1.	Includes net income (loss) attributable to non-controlling interest – Redeemable Partnership Units held by Brookfield, general partner and limited partners.
2.	Includes investments in all subsidiaries of the partnership under the equity method.
3.	Includes investments in all subsidiaries of the partnership other than the Issuers on a consolidated basis.
4.	Includes elimination of intercompany transactions and balances necessary to present Brookfield Infrastructure on a consolidated basis.

Q2 2015 INTERIM REPORT    23

12. PARTNERSHIP CAPITAL

The partnership’s capital structure is comprised of three classes of partnership units: limited partnership units, general partnership units and preferred partnership units and the Holding LP’s capital structure is composed of four classes of partnership units: special limited partner units, managing general partner units, Redeemable Partnership Units held by Brookfield and preferred partnership units.

a) General and Limited Partnership Capital

	General partnership units		Limited partnership units		Total
UNITS MILLIONS	As of and for the six months ended June 30, 2015	As of and for the 12 months ended Dec. 31, 2014	As of and for the six months ended June 30, 2015	As of and for the 12 months ended Dec. 31, 2014	As of and for the six months ended June 30, 2015	As of and for the 12 months ended Dec. 31, 2014
Authorized to issue
Opening balance	1.1	1.1	150.3	150.2	151.4	151.3
Issued for cash	—	—	13.4	0.1	13.4	0.1

Ending balance	1.1	1.1	163.7	150.3	164.8	151.4

The weighted average number of special limited partnership units outstanding for the three and six months ended June 30, 2015 was 1.1 million and 1.1 million, respectively (2014: 1.1 million and 1.1 million, respectively). The weighted average number of limited partnership units outstanding for the three and six months ended June 30, 2015 was 161.5 million and 155.9 million, respectively (2014: 150.3 million and 150.3 million, respectively).

	General partner		Limited partners’		Total
US$ MILLIONS	As of and for the six months ended June 30, 2015	As of and for the 12 months ended Dec. 31, 2014	As of and for the six months ended June 30, 2015	As of and for the 12 months ended Dec. 31, 2014	As of and for the six months ended June 30, 2015	As of and for the 12 months ended Dec. 31, 2014
Opening balance	$19	$19	$3,201	$3,199	$3,220	$3,218
Unit issuance	—	—	576	2	576	2

Ending balance	$19	$19	$3,777	$3,201	$3,796	$3,220

The partnership has a distribution reinvestment plan (the “Plan”) that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the three and six month periods ended June 30, 2015, the partnership issued less than 1 million units for proceeds of less than $1 million (2014: less than 1 million units for proceeds of less than $1 million and less than 1 million units for proceeds of $2 million, respectively) under the Plan.

In April 2015, Brookfield Infrastructure issued 13.4 million limited partnership units at $45 per unit under shelf registrations in the U.S. and Canada. In total, $600 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $350 million.

As Brookfield participated in the unit offering at a percentage greater than its ownership interest in the Holding LP prior to the equity offering, this resulted in a decrease from 72% to 71% in the partnership’s ownership interest in the Holding LP without resulting in a loss of control. The difference between the proportionate amount by which the non-controlling interest in Holding LP was increased and the proceeds of the Redeemable Partnership Unit offering resulted in a gain of $39 million that was recognized directly in equity.

The gain on changes in ownership interest recognized in equity is recorded as ownership changes within the interim Condensed and Consolidated Statements of Partnership Capital. Amounts in accumulated other comprehensive income at the date of the unit offering that were attributable to the limited partners were ratably allocated to accumulated other comprehensive income attributable to non-controlling interest – Redeemable Partnership units held by Brookfield.

24    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	As of and for the six months ended June 30, 2015	As of and for the 12 months ended Dec. 31, 2014
Opening balance	58.7	58.7
Issued for cash	8.1	—

Ending balance	66.8	58.7

The weighted average number of Redeemable Partnership Units held by Brookfield outstanding for the three and six months ended June 30, 2015 was 65.7 million and 62.2, respectively (2014: 58.7 million and 58.7 million, respectively).

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
US$ MILLIONS	As of and for the six months ended June 30, 2015	As of and for the 12 months ended Dec. 31, 2014
Opening balance	$1,178	$1,178
Unit issuance	350	—

Ending balance	$1,528	$1,178

In April 2015, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $350 million.

c) Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	As of and for the six months ended June 30, 2015	As of and for the 12 months ended Dec. 31, 2014
Authorized to issue
Opening balance	—	—
Issued for cash	5.0	—

Ending balance	5.0	—

	Preferred Unitholders
US$ MILLIONS	As of and for the six months ended June 30, 2015	As of and for the 12 months ended Dec. 31, 2014
Opening balance	$—	$—
Unit issuance	96	—

Ending balance	$96	$—

In March 2015, Brookfield Infrastructure issued 5 million of cumulative rate reset Class A preferred limited partnership units, Series 1, at C$25.00 with a fixed annual distribution of 4.5%, redeemable by Brookfield Infrastructure for a term of 5 years. In total, C$125 million or $100 million of gross proceeds were raised and $4 million in equity issuance costs were incurred. Fixed, cumulative, preferential cash distributions, as and when declared by the general partner of the partnership, are payable quarterly on the last day of March, June, September, and December, at an annual rate of 4.5% or $1.125 per unit. For every five-year period after the issuance, the distribution rate will reset to the 5-Year Government of Canada bond rate plus 356 basis points. On June 30, 2020 and on June 30 every five years thereafter, holders of Series 1 Preferred Units will have the right to elect to convert any or all of their Series 1 Preferred Units into an equal number of Cumulative Floating Rate Class A Preferred Limited Partnership Units, Series 2. Series 2 Preferred Units pay a floating quarterly distribution equal to the 90-day Canadian Treasury Bill Rate plus 356 basis points on an actual day count basis.

On August 5, 2015 the Toronto Stock Exchange (“TSX”) accepted a notice filed by Brookfield Infrastructure to commence a normal course issuer bid for its preferred limited partnership units. Under the normal course issuer bid, Brookfield Infrastructure is authorized to repurchase up to 0.5 million preferred limited partnership units, representing 10% of the issued and outstanding preferred limited partnership units. Repurchases were authorized to commence on August 7, 2015 and will terminate on August 6, 2016, or earlier should Brookfield Infrastructure complete its repurchases prior to such date. All purchases will be made through the facilities of the TSX and all preferred limited partnership units acquired under the normal course issuer bid will be cancelled.

Q2 2015 INTERIM REPORT    25

13. DISTRIBUTIONS

For the three and six months ended June 30, 2015, distributions to partnership unitholders were $123 million and $234 million, respectively, or $0.53 per partnership unit (2014: $101 million and $202 million, respectively).

Additionally, incentive distributions were made to an affiliate of Brookfield, in its capacity as the special limited partner of the Holding LP, in the amount of $17 million and $32 million for the three and six months ended June 30, 2015 ($11 million and $22 million for the three and six months ended June 30, 2014).

For the three and six months ended June 30, 2015 the partnership declared a distribution of C$1.7 million or C$0.27 per preferred unit.

14. ACCUMULATED OTHER COMPREHENSIVE INCOME

a) Attributable to Limited Partners

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2015	$812	$(428)	$36	$(96)	$14	$(25)	$342	$655
Other comprehensive (loss) income	—	(195)	(8)	(5)	4	—	—	(204)
Other items (note 12)	(10)	9	(1)	1	—	—	(4)	(5)

Balance as at June 30, 2015	$802	$(614)	$27	$(100)	$18	$(25)	$338	$446

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2014	$652	$(94)	$(65)	$(63)	$10	$(6)	$254	$688
Other comprehensive income (loss)	—	67	(66)	4	19	(1)	(4)	19

Balance as at June 30, 2014	$652	$(27)	$(131)	$(59)	$29	$(7)	$250	$707

b) Attributable to General Partner

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2015	$6	$(2)	$1	$(1)	$—	$—	$1	$5
Other comprehensive loss	—	(1)	—	—	—	—	—	(1)

Balance as at June 30, 2015	$6	$(3)	$1	$(1)	$—	$—	$1	$4

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2014	$5	$—	$—	$(1)	$—	$—	$2	$6
Other comprehensive income	—	—	—	—	—	—	—	—

Balance as at June 30, 2014	$5	$—	$—	$(1)	$—	$—	$2	$6

26    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2015	$335	$(160)	$12	$(41)	$6	$(8)	$139	$283
Other comprehensive (loss) income	—	(74)	(4)	(2)	1	—	—	(79)
Other items (note 12)	10	(9)	1	(1)	—	—	4	5

Balance as at June 30, 2015	$345	$(243)	$9	$(44)	$7	$(8)	$143	$209

US$ MILLIONS	Revaluation Surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance as at January 1, 2014	$272	$(30)	$(27)	$(28)	$4	$(2)	$106	$295
Other comprehensive income (loss)	—	27	(25)	1	7	—	(3)	7

Balance as at June 30, 2014	$272	$(3)	$(52)	$(27)	$11	$(2)	$103	$302

15. RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the financial statements.

The immediate parent of Brookfield Infrastructure is the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

a) Transactions with the immediate parent

Throughout the year, the General Partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and six months ended June 30, 2015 (2014: less than $1 million).

b) Transactions with other related parties

Since inception, Brookfield Infrastructure had a management agreement with its external service providers, wholly-owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $33 million and $65 million for the three and six months ended June 30, 2015 ($27 million and $52 million for the three and six months ended June 30, 2014).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding limited partnership units of the partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in Brookfield Infrastructure into limited partnership units of the partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

During the three and six months ended June 30, 2015, $2 million and $4 million was reimbursed at cost to the Service Provider ($2 million and $4 million for the three and six months ended June 30, 2014). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At June 30, 2015, Brookfield Infrastructure’s deposit balance with Brookfield was $434 million (December 31, 2014: less than $1 million) and earned interest of less than $1 million and less than $1 million for the three and six months ended June 30, 2015 (2014: less than $1 million and less than $1 million for the three and six months ended June 30, 2014).

Q2 2015 INTERIM REPORT    27

Brookfield Infrastructure’s North American district energy operation has various right of way easements and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly-owned subsidiary of Brookfield on market terms.

28    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF JUNE 30, 2015 AND DECEMBER 31, 2014 AND

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2015 AND 2014

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (the “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated August 7, 2015 and has been approved by the Board of Directors of the general partner of the partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., and the partnership’s direct and indirect subsidiaries as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure. com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utility, transport, energy and communications infrastructure businesses in North and South America, Australia and Europe. Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating platforms to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management Inc. (“Brookfield”) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flow from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our funds from operations (“FFO”) per unit, we will be able to increase distributions to unitholders. Furthermore, the increase in our FFO per unit should result in capital appreciation. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. In addition, we have performance measures that track key value drivers for each of our operating platforms. See ‘‘Segmented Disclosures’’ on page 32 for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining sufficient liquidity within our operations to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the current strong prospects for our business, the Board of Directors of our general partner approved a 10% increase in our quarterly distribution to 53 cents per unit, which started with the distribution paid in March 2015. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since the spin-off, we have increased our quarterly distribution from 26.5 cents per unit to 53 cents per unit, a compound annual growth rate of 13%. We target 5% to 9% annual distribution growth in light of the per unit FFO growth we foresee in our operations.

Basis of Presentation

Our condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2014. Our condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, but does not control, using the equity method.

Q2 2015 INTERIM REPORT    29

The partnership’s equity interests include limited partnership units (“LP Units”) held by public unitholders and redeemable partnership units (“Redeemable Partnership Units”) held by Brookfield in the Holding LP. The LP Units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.

When we discuss the results of our operating platforms, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See “Reconciliation of Operating Segments” on page 48 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

Our presentation currency and functional currency is the U.S. dollar, and has been throughout each of the last seven years. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.

OUR OPERATIONS

Brookfield Infrastructure owns a balanced portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our Adjusted EBITDA supported by regulated or contractual revenues. In order to assist our unitholders in evaluating our performance and assessing our value, we group our businesses into operating platforms based on similarities in their underlying economic drivers.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Terminal	• Australia
	• Electricity Transmission	• North & South America
	• Regulated Distribution	• Europe & South America

Transport
Provide transportation for freight, bulk	• Rail	• Australia & South America
commodities and passengers, for which we are paid an access fee	• Toll Roads	• South America
	• Ports	• Europe & North America

Energy
Systems that provide energy transmission, distribution and storage services	• Energy Transmission, Distribution & Storage	• North America & Europe
	• District Energy	• North America & Australia

Communications Infrastructure
Provides essential services and critical infrastructure to the media broadcasting and telecom sectors	• Tower Infrastructure Operations	• Europe

30    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

In this section we review our financial position and consolidated performance as at June 30, 2015 and December 31, 2014 and for the three and six month periods ended June 30, 2015 and 2014. Further details on the key drivers of our operations and financial position are contained within the Segmented Disclosures section on page 32.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2015	2014	2015	2014
Summary Statements of Operating Results
Revenues	$466	$488	$932	$968
Direct operating expenses	(197)	(215)	(400)	(427)
General and administrative expenses	(35)	(29)	(69)	(56)
Depreciation and amortization expense	(101)	(94)	(196)	(185)
Interest expense	(93)	(90)	(183)	(177)
Mark-to-market on hedging items	(32)	(22)	58	(38)
Earnings from investments in associates	20	5	37	18
Net income	26	42	174	86
Income from continuing operations	26	46	174	91
Loss from discontinued operations	—	(4)	—	(5)
Net income attributable to the partnership(1)	18	13	150	45
Net income per limited partnership unit	$0.01	$0.01	$0.55	$0.11

1.	Includes net income attributable to non-controlling interests - Redeemable Partnership Units held by Brookfield, general partner and limited partners.

For the three months ended June 30, 2015, we reported net income of $26 million, of which $18 million is attributable to the partnership, compared to net income of $42 million and net income attributable to the partnership of $13 million in the prior year.

Revenues totaled $466 million in the second quarter of 2015, representing a year-over-year decrease of $22 million or 5%. Revenue from acquisitions completed over the past 12 months at our U.S. district energy and gas storage businesses contributed $25 million. We benefitted from organic growth initiatives in our utilities and energy segments which contributed incremental revenue of $11 million and $7 million, respectively. Our transport operations also contributed an additional $5 million primarily due to higher volumes and rates at our Australian rail operation. These increases were more than offset by the $70 million impact of foreign exchange.

Direct operating expenses totaled $197 million for the second quarter of 2015, which represented a decrease of $18 million, or 8%, compared to the same period in 2014. This was driven by incremental costs of $18 million attributable to the district energy and gas storage businesses acquired over the past 12 months, an additional $6 million of costs as a result of the aforementioned organic growth initiatives in our utilities and energy segments and higher volumes at our transport operations. These items were more than offset by the $42 million impact of foreign exchange.

General and administrative expenses totaled $35 million for the three months ended June 30, 2015, an increase of $6 million from the comparative period. This line item is primarily comprised of the Base Management Fee that is paid to Brookfield, which is equal to 1.25% of the partnership’s market value plus our preferred units and recourse debt, net of cash. It also includes certain public company expenditures relating to the ongoing operations of the partnership. The Base Management Fee increased from prior year due to a larger market capitalization driven by a higher unit trading price, the issuance of medium term notes and preferred units in March 2015 and partnership units in April 2015.

Depreciation and amortization expense totaled $101 million in the second quarter of 2015, an increase of $7 million versus the second quarter of 2014. This was driven by incremental depreciation of $14 million attributable to the district energy and gas storage businesses acquired over the past 12 months and an additional $6 million of depreciation as a result of our annual revaluation process and capital deployed over the past year, partially offset by the $13 million impact of foreign exchange.

Mark-to-market on hedging items was a loss of $32 million for the three months ended June 30, 2015 versus a $22 million loss in the prior year. The current period consists primarily of derivative losses of $25 million related to our foreign currency risk management program at the corporate level, whereas the comparative period mostly relates to $20 million of losses on these items.

Q2 2015 INTERIM REPORT    31

Earnings from investments in associates were $20 million for the three months ended June 30, 2015, representing an increase of $15 million from the $5 million earned in the second quarter of 2014. This increase was driven by $6 million and $5 million of contributions from our Brazilian rail business and European telecommunications infrastructure operations, respectively, which we acquired over the past 12 months.

US$ MILLIONS	As of
Summary Statements of Financial Position Key Metrics	June 30, 2015	December 31, 2014
Cash and cash equivalents	$652	$189
Other current assets	1,363	1,371
Total assets	16,952	16,495
Current liabilities	929	780
Corporate borrowings	683	588
Non-recourse borrowings	6,015	6,221
Other long-term liabilities	2,414	2,584
Preferred unitholders	96	—
Limited partners’ capital	3,864	3,533
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,519	1,321
Non-controlling interest – in operating subsidiaries	1,410	1,444
General partner’s capital	22	24

As of June 30, 2015, we had $16,952 million in assets, compared to $16,495 million at the end of 2014. The $457 million increase is primarily due to funds raised from the recent $950 million equity offering, net of $246 million utilized to repay our corporate credit facility balance, which was drawn to fund new investments in the prior year, and foreign exchange translation losses of $247 million from the strengthening of the U.S. dollar versus most of the foreign currencies in which we operate.

Corporate borrowings increased to $683 million at June 30, 2015, compared to $588 million at December 31, 2014. The increase of $95 million is attributable to $360 million of proceeds from the issuance of medium terms notes in March 2015 partially offset by the repayment of $246 million drawn on our corporate credit facility at year end utilizing proceeds from our recent equity offering and a $19 million decline in our Canadian dollar denominated corporate debt, as the Canadian dollar depreciated against the U.S. dollar during the six months ended June 30, 2015.

Non-recourse borrowings decreased by $206 million to $6,015 million at June 30, 2015 from $6,221 million at December 31, 2014, primarily due to depreciation of our Australian dollar, Chilean peso and Canadian dollar denominated debt balances as these currencies depreciated against the U.S. dollar during the first six months of 2015.

Partnership capital increased by $527 million to $5,405 million at June 30, 2015 from $4,878 million at December 31, 2014. The increase was mainly driven by the $950 million of partnership units issued in April 2015, net of $24 million of associated fees. The balance was also impacted by net income attributable to the partnership of $150 million for the first six months of 2015 partially offset by the $266 million of distributions paid to our unitholders and $285 million of foreign currency translation losses during the six months ended June 30, 2015.

32    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Summary of Quarterly Results

Total revenues and net income for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2015		2014				2013
Three months ended	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$466	$466	$465	$491	$488	$480	$470	$431
Direct operating costs	(197)	(203)	(203)	(216)	(215)	(212)	(212)	(187)
Earnings from investment in associates	20	17	10	30	5	13	—	21
Expenses
Interest	(93)	(90)	(95)	(90)	(90)	(87)	(98)	(87)
Corporate costs	(35)	(34)	(31)	(28)	(29)	(27)	(28)	(28)
Valuation items
Fair value changes and other	(31)	98	17	34	5	(19)	55	(33)
Depreciation and amortization	(101)	(95)	(98)	(97)	(94)	(91)	(79)	(81)
Income tax (expense) recovery	(3)	(11)	(1)	(42)	(24)	(12)	(12)	33

Net income from continuing operations	26	148	64	82	46	45	96	69
Loss from discontinued operations, net of tax	—	—	(1)	(2)	(4)	(1)	(272)	(12)

Net income (loss)	26	148	63	80	42	44	(176)	57

Net income (loss) attributable to others	25	64	(4)	36	41	29	(32)	39
Net income (loss) attributable to limited partners	1	84	67	44	1	15	(144)	18

Per limited partnership unit	$0.01	$0.56	$0.28	$0.29	$0.01	$0.10	$(0.96)	$0.12

A significant driver of our results continues to be organic growth driven by inflation, volume growth and reinvested capital, in addition to new investments, which add to the ongoing earnings profile of our current businesses. After factoring the impact of foreign exchange these items contributed to consistent increases in our revenues, operating and interest costs, as well as depreciation expense. In addition to the aforementioned items, net income is impacted by fair value adjustments and other income and expenses.

We do not consider the effects of seasonality to be significant to the business overall. This is primarily due to the diversification of our business from a geographic and a segment perspective.

SEGMENTED DISCLOSURES

In this section, we review the results of our principal operating segments: utilities, transport, energy and communications infrastructure. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method, whereby the partnership either controls or exercises significant influence over its investments. See “Discussion of Segment Reconciling Items” on page 53 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

Utilities Operations

Our utilities segment is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with contracts designed to generate a return on capital over the life of the contract. In all cases, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities segment, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Nearly all of our utility segment’s Adjusted EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities segment are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, as well as our AFFO.

Q2 2015 INTERIM REPORT    33

Our utilities platform is comprised of the following:

Regulated Terminal

•	One of the world’s largest coal export terminals in Australia, with 85 Mtpa of capacity

Electricity Transmission

•	Approximately 10,800 kilometres of transmission lines in North and South America

Regulated Distribution

•	Approximately 2.4 million electricity and natural gas connections

Results of Operations

The following table presents our proportionate share of our rate base and selected key metrics:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2015	2014	2015	2014
Rate base, start of period	$3,956	$4,335	$4,118	$4,242
Capital expenditures commissioned	69	42	110	103
Inflation and other indexation	19	23	45	46
Regulatory depreciation	(14)	(15)	(28)	(30)
Foreign exchange and other	85	26	(130)	50

Rate base, end of period	$4,115	$4,411	$4,115	$4,411

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2015	2014	2015	2014
Funds from operations (FFO)	$93	$92	$188	$181
Maintenance capital	(2)	(3)	(4)	(5)

Adjusted funds from operations (AFFO)	$91	$89	$184	$176

Return on rate base(1),(2)	11%	10%	11%	10%

1.	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.
2.	Return on rate base excludes impact of connections revenues at our UK regulated distribution operation.

For the three months ended June 30, 2015, our utilities platform produced FFO of $93 million, compared with $92 million for the same period in the prior year, as results benefitted from higher connections activity at our UK regulated distribution business, inflation indexation and additions to rate base, slightly offset by the impact of foreign exchange.

The following table presents our utilities platform’s proportionate share of financial results:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2015	2014	2015	2014
Revenue	$172	$187	$340	$363
Cost attributable to revenues	(44)	(57)	(82)	(107)

Adjusted EBITDA	128	130	258	256
Interest expense	(36)	(40)	(72)	(79)
Other income	1	2	2	4

Funds from operations (FFO)	93	92	188	181
Depreciation and amortization	(39)	(40)	(77)	(79)
Deferred taxes and other items	(23)	(17)	(31)	(30)

Net income	$31	$35	$80	$72

34    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents our proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA				FFO
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
	2015	2014	2015	2014	2015	2014	2015	2014
Regulated Distribution	$53	$51	$106	$98	$42	$40	$84	$76
Regulated Terminal	40	42	80	84	23	23	46	46
Electricity Transmission	35	37	72	74	28	29	58	59

Total	$128	$130	$258	$256	$93	$92	$188	$181

Our regulated distribution operation generated Adjusted EBITDA and FFO of $53 million and $42 million, respectively, for the current quarter, versus $51 million and $40 million, respectively, in the comparative period. This increase was primarily due to stronger performance at our UK regulated distribution business that benefitted from a larger rate base, inflation indexation and higher connections activity.

Our regulated terminal operation reported Adjusted EBITDA and FFO of $40 million and $23 million, respectively, for the current quarter, versus $42 million and $23 million, respectively, in the comparative period. Adjusted EBITDA decreased while FFO remained consistent with the prior year as inflation indexation and the benefit of additions to rate base were offset by the impact of foreign exchange as the hedged rate declined compared to the prior year.

Our electricity transmission operations reported Adjusted EBITDA and FFO of $35 million and $28 million, respectively, for the current quarter, versus $37 million and $29 million, respectively, in the comparative period. Adjusted EBITDA and FFO decreased compared to the prior year as inflation indexation and additions to our rate base were offset by the impact of foreign exchange.

Non-cash expenses are primarily comprised of depreciation and amortization, inflation indexation on our Chilean peso denominated debt, deferred taxes and other items. Depreciation and amortization decreased by $1 million to $39 million for the three months ended June 30, 2015, driven by a $3 million decline attributable to the impact of foreign exchange partially offset by $2 million of additional depreciation as a result of a higher asset base following our annual revaluation of property, plant and equipment and additions to our rate base over the past 12 months. Deferred taxes and other items for the period were a loss of $23 million compared to a loss of $17 million for the same period in 2014, as current period results included $9 million of incremental mark-to-market losses on derivative contract positions at our UK regulated distribution business partially offset by the $3 million impact of foreign exchange.

Transport Operations

Our transport segment is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. Our transport segment is expected to benefit from increases in demand for commodities and increases in the global movement of goods. Furthermore, the diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 80% of our transport segment’s Adjusted EBITDA is supported by regulated or long-term contracts.

Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.

Q2 2015 INTERIM REPORT    35

Our transport platform is comprised of the following:

Rail

•	Sole provider of rail networks in Southwestern Western Australia with approximately 5,100 kilometres of track and operator of approximately 4,800 kilometres of rail in Brazil

Toll Roads

•	Approximately 3,300 kilometres of motorways in Brazil and Chile

Ports

•	30 terminals in North America, UK and across Europe

Results of Operations

The following table presents our proportionate share of the key metrics of our transport platform:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2015	2014	2015	2014
Growth capital expenditures	$73	$81	$134	$147
Adjusted EBITDA margin(1)	49%	48%	48%	49%
Funds from operations (FFO)	104	94	200	189
Maintenance capital	(18)	(18)	(35)	(36)

Adjusted funds from operations (AFFO)	$86	$76	$165	$153

1.     Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

In our transport platform, we generated FFO of $104 million in the second quarter of 2015 compared to $94 million in the same period of 2014. The increase in FFO was primarily driven by the investment in our South American rail operation in the third quarter of 2014, higher volumes and rates at our Australian rail operation, the benefit of inflationary tariff increases at our South American toll roads and volume growth at our North American container terminal, which were partially offset by the impact of foreign exchange.

The following table presents our transport platform’s proportionate share of financial results:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2015	2014	2015	2014
Revenue	$294	$309	$585	$595
Cost attributable to revenues	(151)	(161)	(303)	(303)

Adjusted EBITDA	143	148	282	292
Interest expense	(35)	(45)	(75)	(87)
Other expenses	(4)	(9)	(7)	(16)

Funds from operations (FFO)	104	94	200	189
Depreciation and amortization	(56)	(59)	(110)	(120)
Deferred taxes and other items	(14)	(18)	(20)	(19)

Net income	$34	$17	$70	$50

36    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA				FFO
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
	2015	2014	2015	2014	2015	2014	2015	2014
Rail	$78	$67	$148	$132	$61	$47	$115	$96
Toll Roads	43	60	91	120	28	33	56	67
Ports	22	21	43	40	15	14	29	26

Total	$143	$148	$282	$292	$104	$94	$200	$189

For the three months ended June 30, 2015, our rail operations reported Adjusted EBITDA and FFO of $78 million and $61 million, respectively, versus $67 million and $47 million, respectively, in the prior year. Adjusted EBITDA and FFO increased versus prior year due to contribution from our South American rail acquisition completed in the third quarter of 2014 and volume growth and improved margins at our Australian operation, partially offset by the impact of foreign exchange.

For the three months ended June 30, 2015, our toll roads contributed Adjusted EBITDA and FFO of $43 million and $28 million, respectively, compared to Adjusted EBITDA and FFO of $60 million and $33 million, respectively, in the comparative period. Adjusted EBITDA and FFO decreased versus prior year as regulatory tariff increases were more than offset by the impact of foreign exchange. In local currency, toll road Adjusted EBITDA was 5% higher than prior year.

For the three months ended June 30, 2015, our port operations reported Adjusted EBITDA and FFO of $22 million and $15 million, respectively, compared to Adjusted EBITDA and FFO of $21 million and $14 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased from prior year as we benefitted from the automation project at our North American container terminal and the No. 1 quay expansion at our UK port operations.

Non-cash expenses are primarily comprised of depreciation and amortization, inflation indexation on our Chilean peso denominated debt, deferred taxes and other items. Depreciation and amortization decreased to $56 million for the period ended June 30, 2015, down from $59 million for the same period in 2014. The $3 million decrease versus prior year is primarily driven by the depreciation of the foreign currencies in which we operate versus the prior year, which led to a $12 million decline, partially offset by $4 million of additional depreciation from our Brazilian rail operation, acquired in August 2014, $3 million of additional depreciation at our Brazilian toll roads mainly driven by growth capex deployed in the business over the past 12 months, as well as $3 million of additional depreciation due to our annual revaluation of property, plant and equipment. Deferred taxes and other items for the period were a loss of $14 million compared to a loss of $18 million for the same period in 2014, primarily due to losses incurred at our Australian rail operation in the prior period related to ineffective hedges as a result of a refinancing completed in that period.

Energy Operations

Our energy segment is comprised of systems that provide transportation, storage and distribution services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy segment is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically generated under contracts with varying durations and are relatively stable.

Our objectives for our energy segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our AFFO.

Q2 2015 INTERIM REPORT    37

Our energy platform is comprised of the following:

Energy Transmission, Distribution and Storage

•	14,800 kilometres of transmission pipelines

•	Over 40,000 gas distribution customers in the UK

•	370 billion cubic feet of natural gas storage in the U.S. and Canada

District Energy

•	Heating plants capable of delivering over 2,825,000 pounds per hour of steam heating capacity and 251,000 tons of cooling capacity in North America

•	Heating, cooling and distributed water and sewage services in Australia

Results of Operations

The following table presents our proportionate share of the key metrics of our energy platform:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2015	2014	2015	2014
Growth capital expenditures	$9	$11	$13	$22
Adjusted EBITDA margin(1)	49%	46%	48%	47%
Funds from operations (FFO)	23	16	51	42
Maintenance capital	(12)	(10)	(16)	(13)

Adjusted funds from operations (AFFO)	$11	$6	$35	$29

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

Our energy platform generated FFO of $23 million in the second quarter of 2015 compared to $16 million in the same period of 2014. The increase was attributable to organic growth initiatives and new investments made over the last 12 months in our district energy business and higher transportation volumes at our North American natural gas transmission business.

The following table presents our energy platform’s proportionate share of financial results:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2015	2014	2015	2014
Revenue	$84	$72	$178	$163
Cost attributable to revenues	(43)	(39)	(92)	(86)

Adjusted EBITDA	41	33	86	77
Interest expense	(19)	(17)	(36)	(35)
Other income	1	—	1	—

Funds from operations (FFO)	23	16	51	42
Depreciation and amortization	(12)	(17)	(22)	(34)
Deferred taxes and other items	(9)	2	(10)	2

Net income	$2	$1	$19	$10

38    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating platform:

	Adjusted EBITDA				FFO
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
	2015	2014	2015	2014	2015	2014	2015	2014
Energy Transmission, Distribution & Storage	$30	$26	$65	$66	$13	$10	$33	$33
District Energy	11	7	21	11	10	6	18	9

Total	$41	$33	$86	$77	$23	$16	$51	$42

For the three months ended June 30, 2015, our energy transmission, distribution and storage operations reported Adjusted EBITDA and FFO of $30 million and $13 million, respectively, versus $26 million and $10 million respectively, in the comparative period. Adjusted EBITDA and FFO increased versus prior year as results benefitted from higher transportation volumes and cost savings at our North American natural gas transmission and distribution operations.

Our district energy business contributed Adjusted EBITDA and FFO of $11 million and $10 million, respectively, for the second quarter of 2015, versus $7 million and $6 million, respectively, in the comparative period. Adjusted EBITDA and FFO increased from the prior year primarily as a result of contribution from new systems that came on-line in the third quarter of 2014 and organic capital investments made to increase the number of in-place connections. Prior period balances have been reclassified to include Australian district energy business which were formerly presented as part of the energy distribution platform.

Non-cash expenses are primarily comprised of depreciation, amortization, deferred taxes and other items. Depreciation and amortization was $12 million for the period ended June 30, 2015, down from $17 million for the same period in 2014. The decline is primarily due to a $10 million decrease in depreciation at our North American natural gas transmission business, which since classification as an asset held for sale on December 31, 2014 has not been depreciated. This decline was partially offset by $5 million of additional depreciation as a result of acquisitions completed over the past 12 months in our district energy and gas storage businesses. Deferred taxes and other expenses for the period ended June 30, 2015 were a loss of $9 million compared to income of $2 million in the same period in 2014. The $11 million variance is primarily due to a recovery of deferred taxes which benefitted results in the prior year at our North American gas transmission business.

Communications Infrastructure Operations

Our communications infrastructure segment provides essential services and critical infrastructure to the media broadcasting and telecom sectors. These services and access to infrastructure are contracted on a long-term basis with tariff escalation mechanisms. Our telecom customers will pay upfront and recurring fees to lease space on our towers to host their equipment. Our broadcasting customers will pay us fees for transmitting television and radio content to the end user.

The key objective for this segment is to deploy capital to capture increased demand for densification from mobile network operators and to acquire towers and other infrastructure that are non-core to such operators. Our performance will be measured by growth in our Adjusted EBITDA.

The segment is comprised of approximately 7,000 multi-purpose towers and active rooftop sites and 5,000 km of fibre backbone located in France. These operations will generate stable, inflation linked cash flows underpinned by long-term contracts (typically 10-20 years in telecom and over five years in broadcasting) with large, prominent customers in France.

Q2 2015 INTERIM REPORT    39

Results of Operations

The following table presents our proportionate share of the key metrics of our communications infrastructure platform:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2015	2014	2015	2014
Growth capital expenditures	$5	$—	$5	$—
Adjusted EBITDA margin(1)	52%	—	52%	—
Funds from operations (FFO)	20	—	20	—
Maintenance capital	(2)	—	(2)	—

Adjusted funds from operations (AFFO)	$18	$—	$18	$—

1.	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

We acquired our European telecommunications infrastructure operations for $415 million on March 31, 2015. The second quarter of 2015 represents the first contribution from this segment.

The following table presents our communications infrastructure platform’s proportionate share of financial results:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2015	2014	2015	2014
Revenue	$42	$—	$42	$—
Cost attributable to revenues	(20)	—	(20)	—

Adjusted EBITDA	22	—	22	—
Interest expense	(2)	—	(2)	—

Funds from operations (FFO)	20	—	20	—
Depreciation and amortization	(16)	—	(16)	—
Deferred taxes and other items	1	—	1	—

Net income	$5	$—	$5	$—

For the three months ended June 30, 2015, our communications infrastructure segment generated Adjusted EBITDA and FFO of $22 million and $20 million, respectively, versus $nil and $nil, respectively, in the prior year, as this is the first quarterly contribution from this business.

Non-cash expenses are primarily comprised of depreciation, amortization, deferred taxes and other items.

Corporate and other

The following table presents the components of corporate and other, on a proportionate basis:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2015	2014	2015	2014
General and administrative costs	$(2)	$(2)	$(4)	(4)
Base Management Fee	(33)	(27)	(65)	(52)

Adjusted EBITDA	(35)	(29)	(69)	(56)
Interest Expense	(7)	(3)	(11)	(6)
Other income	10	10	15	16

Funds from operations (FFO)	(32)	(22)	(65)	(46)
Deferred taxes and other items	(22)	(18)	41	(41)

Net loss	$(54)	$(40)	$(24)	$(87)

40    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

General and administrative costs for the period ended June 30, 2015 were in-line with prior year. We anticipate that our corporate and administrative costs, excluding the Base Management Fee, will be in the range of $8 million to $10 million per year.

Pursuant to our Master Services Agreement, we pay Brookfield an annual Base Management Fee equal to 1.25% of our market value, plus recourse debt net of cash. The Base Management Fee increased from prior year due to a larger market capitalization driven by higher unit trading price and higher recourse debt.

Corporate interest expense includes interest expense on corporate borrowings and standby fees on our committed credit facility, less interest earned on cash balances. Interest expense increased year-over-year due to higher recourse debt used to finance new investments.

Other income includes interest and distribution income earned on corporate financial assets, in addition to realized gains on corporate financial assets.

Deferred taxes and other expenses for the three months ended June 30, 2015 were a loss of $22 million compared to an $18 million loss in the same period in 2014, as the current period had incremental derivative losses of $4 million related to our foreign currency hedging program at the corporate level.

SELECTED STATEMENT OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION

To measure performance, we focus on FFO and AFFO, among other measures. We also focus on Adjusted EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. We define AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by, IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2015	2014	2015	2014
Funds from operation (FFO)	$208	$180	$394	$366
Per unit FFO(1)	0.91	0.86	1.80	1.74
Distributions per unit	0.53	0.48	1.06	0.96
Payout ratio(2)	67%	62%	68%	61%
Adjusted funds from operations (AFFO)(3)	174	149	337	312
AFFO yield	13%	13%	13%	13%

1.	Average units outstanding during the three and six month periods of 228.3 million and 219.2 million, respectively (2014: 210.1 million for both periods).
2.	Payout ratio is defined as distributions paid (inclusive of GP incentive distributions and preferred units) divided by FFO.
3.	AFFO is defined as FFO less maintenance capital expenditures.

For the quarter ended June 30, 2015, funds from operations (“FFO”) totaling $208 million ($0.91 per unit) increased from the prior year reflecting deployment of capital in organic growth initiatives and the contribution from new investments, partially offset by a strengthening U.S. dollar. The payout ratio at period end was 67%, which is within our 60-70% long-term range, and we generated AFFO yield of 13% during the quarter, consistent with the prior year.

41    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables present selected statements of operating results and financial position information by operating platform on a proportionate basis:

US$ MILLIONS	For the three-month period ended June 30		For the six-month period ended June 30
Statements of Operating Results	2015	2014	2015	2014
Net income (loss) by segment
Utilities	$31	$35	$80	$72
Transport	34	17	70	50
Energy	2	1	19	10
Communications Infrastructure	5	—	5	—
Corporate and other	(54)	(40)	(24)	(87)

Net income	$18	$13	$150	$45

Adjusted EBITDA by segment
Utilities	$128	$130	$258	$256
Transport	143	148	282	292
Energy	41	33	86	77
Communications Infrastructure	22	—	22	—
Corporate and other	(35)	(29)	(69)	(56)

Adjusted EBITDA	$299	$282	$579	$569

FFO by segment
Utilities	$93	$92	$188	$181
Transport	104	94	200	189
Energy	23	16	51	42
Communications Infrastructure	20	—	20	—
Corporate and other	(32)	(22)	(65)	(46)

FFO	$208	$180	$394	$366

US$ MILLIONS	As of
Statements of Financial Position	June 30, 2015	December 31, 2014
Total assets by segment
Utilities	$4,653	$4,805
Transport	4,593	4,970
Energy	1,851	1,816
Communications Infrastructure	845	—
Corporate and other	(227)	(56)

Total assets	$11,715	$11,535

Net debt by segment
Utilities	$2,779	$2,843
Transport	2,191	2,513
Energy	1,028	1,030
Communications Infrastructure	429	—
Corporate and other	(117)	271

Net Debt	$6,310	$6,657

Partnership capital by segment
Utilities	$1,874	$1,962
Transport	2,402	2,457
Energy	823	786
Communications Infrastructure	416	—
Corporate and other	(110)	(327)

Partnership capital	$5,405	$4,878

Q2 2015 INTERIM REPORT    42

CAPITAL RESOURCES AND LIQUIDITY

We maintain sufficient liquidity at all times to participate in attractive opportunities as they arise, withstand sudden adverse changes in economic circumstances and maintain a relatively high payout of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We may, from time to time, invest in financial assets comprised mainly of liquid equity and debt infrastructure securities in order to earn attractive short term returns and for strategic purposes. Certain subsidiaries may be subject to limitations on their ability to declare and pay dividends. Any limitations existing at June 30, 2015 and December 31, 2014 were insignificant and would not adversely impact our ability to meet cash obligations.

Our total liquidity was approximately $2.8 billion at June 30, 2015 and was comprised of the following:

	As of
US$ MILLIONS	June 30, 2015	December 31, 2014
Corporate cash and cash equivalents	$800	$317
Committed corporate credit facility	1,425	1,400
Draws on corporate credit facility	—	(246)
Commitments under corporate credit facility	(105)	(110)
Proportionate cash retained in businesses	283	380
Proportionate availability under subsidiary credit facilities	420	384

Total liquidity	$2,823	$2,125

43    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. On a proportionate basis as of June 30, 2015, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average term (years)	2015	2016	2017	2018	2019	Beyond	Total
Recourse borrowings
Corporate borrowings	5	$—	$—	$321	$—	$—	$362	$683

Total recourse borrowings	5	—	—	321	—	—	362	683

Non-recourse borrowing(1)
Utilities
Regulated Distribution	11	—	—	46	—	—	909	955
Regulated Terminal	6	—	191	—	—	33	800	1,024
Electricity Transmission	12	4	80	7	8	8	721	828

	9	4	271	53	8	41	2,430	2,807
Transport
Rail	8	3	5	10	5	5	949	977
Toll Roads	10	89	104	143	73	78	562	1,049
Ports	6	17	10	47	182	12	103	371

	9	109	119	200	260	95	1,614	2,397
Energy
Energy Transmission, Distribution & Storage	6	9	15	482	—	145	234	885
District Energy	13	2	—	29	—	—	156	187

	7	11	15	511	—	145	390	1,072
Communications Infrastructure
European Telecommunications Infrastructure Operations	3	—	—	165	104	165	—	434

	3	—	—	165	104	165	—	434
Total non-recourse borrowings(1)	9	124	405	929	372	446	4,434	6,710

Total borrowings(2)	9	124	405	1,250	372	446	4,796	7,393

Cash retained in businesses
Utilities								$28
Transport								206
Energy								44
Communications Infrastructure								5
Corporate								800

Total cash retained								$1,083

Net debt
Utilities								2,779
Transport								2,191
Energy								1,028
Communications Infrastructure								429
Corporate								(117)

Total net debt		2%	5%	17%	5%	6%	65%	$6,310

1.	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2.

As of June 30, 2015, approximately 24% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 17% of our total borrowings.

Q2 2015 INTERIM REPORT    44

Our debt has an average term of 9 years. On a proportionate basis, our net debt-to-capitalization ratio as of June 30, 2015 was 60%. The weighted average cash interest rate is 5.8% for the overall business (June 30, 2014: 5.8%), in which our utilities, transport, energy and corporate segments were 5.4%, 6.5%, 6.8% and 3.3%, respectively (June 30, 2014: 5.2%, 6.5%, 6.9% and 2.9% respectively). The weighted average cash interest rate of our European communications infrastructure operations, acquired in the first quarter of 2015 was 2.2%.

Proportionate debt can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	June 30, 2015	December 31, 2014
Consolidated debt	$6,698	$6,809
Add: proportionate share of borrowings of investments in associates:
Utilities	672	684
Transport	812	1,140
Communications Infrastructure	434	—
Add: proportionate share of debt directly associated with assets held for sale	813	809
Less: borrowings attributable to non-controlling interest	(1,726)	(1,834)
Premium on debt and cross currency swaps	(310)	(254)

Proportionate debt	$7,393	$7,354

CONTRACTUAL OBLIGATIONS

The table below outlines Brookfield Infrastructure’s contractual obligations as at June 30, 2015:

	Payments due by period
US$ MILLIONS	Total	Less than 1 year	1-2 years	2-5 years	5+ years
Accounts payable and other liabilities	$535	$419	$39	$21	$56
Interest-bearing liabilities(1)	9,468	668	361	1,579	6,860
Finance lease liabilities	6	1	3	2	—
Other long-term liabilities	560	84	33	244	199

	$10,569	$1,172	$436	$1,846	$7,115

1.

Comprised of non-recourse borrowings and corporate borrowings and includes interest payments of $298 million, $290 million, $777 million and $1,197 million for the periods as follows: less than 1 year, 1-2 years, 2-5 years and 5 years and thereafter, respectively. Interest payments are calculated based on interest rates in effect as at the balance sheet date.

In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a Base Management Fee to Brookfield equal to 0.3125% (1.25% annually) of the market value, plus non-recourse debt of the partnership. Based on the market value of the partnership as of June 30, 2015, this fee is estimated to be approximately $132 million per year based on our current capitalization and unit price.

FINANCIAL INSTRUMENTS—FOREIGN CURRENCY HEDGING STRATEGY

To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient

45    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents our hedged position in foreign currencies as of June 30, 2015:

	Net Investment Hedges
US$ MILLIONS	USD	AUD	GBP	BRL	EUR	CAD	CLP	COP
Net equity investment—US$	$888	$1,499	$1,066	$1,060	$583	$140	$112	$57
FX contracts—US$	3,238	(1,449)	(1,066)	—	(583)	(140)	—	—

Net unhedged—US$	$4,126	$50	$—	$1,060	$—	$—	$112	$57

% of equity investment hedged	N/A	97%	100%	—%	100%	100%	—%	—%

At June 30, 2015, we had hedges in place equal to approximately 72% of our net equity investment in foreign currencies. For the three month period ended June 30, 2015, we recorded gains in comprehensive income of $102 million related to these contracts.

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from the sale of non-core assets, as well as equity and debt financings.

The following table highlights the sources and uses of cash for the year:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2015	2014	2015	2014
Funds from operations (FFO)	$208	$180	$394	$366
Less: maintenance capital	(34)	(31)	(57)	(54)

Funds available for distribution (AFFO)	174	149	337	312
Distributions paid	(140)	(112)	(266)	(224)

Funds available for reinvestment	34	37	71	88

Growth capital expenditures	(154)	(153)	(271)	(298)
Asset level debt funding of growth capital expenditures	94	140	164	211
New investments, net of disposals	(34)	—	(486)	(39)
Project level repayments	(108)	(24)	(242)	(51)
Repayments on corporate credit facility	(373)	—	(246)	—
Proceeds from debt issuance	—	—	360	—
Proceeds from preferred unit issuance	—	—	96	—
Proceeds from equity issuance	950	—	950	—
Changes in working capital and other	(16)	(35)	(10)	(4)

Change in proportionate cash retained in business	393	(35)	386	(93)
Opening, proportionate cash retained in business	690	795	697	853

Closing, proportionate cash retained in business	$1,083	$760	$1,083	$760

Q2 2015 INTERIM REPORT    46

The following table presents the components of growth and maintenance capital expenditures by operating platform:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2015	2014	2015	2014
Growth capital expenditures by segment
Utilities	$67	$61	$119	$129
Transport	73	81	134	147
Energy	9	11	13	22
Communications infrastructure	5	—	5	—

	$154	$153	$271	$298

Growth capital expenditures are in-line with the prior year as the impact of our South American rail acquisition and higher connections activity at our UK regulated distribution business were offset by the impact of the depreciation of the Brazilian reais on capital spend at our Brazilian toll road and rail operations.

			Actual Capex
	Quarterly Estimated Sustaining Capex		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	Low	High	2015	2014	2015	2014
Maintenance capital expenditures by segment
Utilities	$4	$5	$2	$3	$4	$5
Transport	22	25	18	18	35	36
Energy	6	9	12	10	16	13
Communications Infrastructure	1	3	2	—	2	—

	$33	$42	$34	$31	$57	$54

We estimate annual maintenance capital expenditures of $15-20 million, $90-100 million and $25-35 million, and $5-10 million for our utilities, transport, energy, and communication infrastructure segments, respectively, for a total range between $135-165 million. For the quarter, our maintenance capital expenditures were at the low end of our quarterly estimated range, due to the timing of maintenance projects, primarily at our Brazilian toll road operation, Chilean electricity transmission system and North American natural gas transmission business.

PARTNERSHIP CAPITAL

The total number of partnership units outstanding in the Holding LP was comprised of the following:

	As of
	June 30, 2015	December 31, 2014
Redeemable Partnership Units, held by Brookfield	66,841,266	58,739,416
General Partnership Units	1,066,928	1,066,928
Limited Partnership Units	163,695,219	150,318,306

Total	231,603,413	210,124,650

In April 2015, Brookfield Infrastructure issued 13.4 million limited partnership units at $45 per unit under our shelf registrations in the U.S. and Canada. In total, $600 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued 8.1 million Redeemable Partnership Units to Brookfield for proceeds of $350 million.

An affiliate of Brookfield in its capacity as the special limited partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights entitle the special limited partner to 15% of incremental distributions above this threshold to $0.33 per unit.

47    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights entitle the special limited partner to 25% of incremental distributions above this threshold. During the three and six months ended June 30, 2015, an incentive distribution of $17 million and $32 million, respectively, was paid to the general partner (for the three months ended June 30, 2014: $11 million and $22 million, respectively.)

RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the financial statements.

The immediate parent of Brookfield Infrastructure is the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.

a) Transactions with the immediate parent

Throughout the year, the General Partner, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and six months ended June 30, 2015 (2014: less than $1 million).

b) Transactions with other related parties

Since inception, Brookfield Infrastructure had a management agreement with its external service providers, wholly-owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of the partnership. The Base Management Fee was $33 million and $65 million for the three and six months ended June 30, 2015 ($27 million and $52 million for the three and six months ended June 30, 2014).

For purposes of calculating the Base Management Fee, the market value of the partnership is equal to the aggregate value of all the outstanding limited partnership units of the partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in Brookfield Infrastructure into limited partnership units of the partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

During the three and six months ended June 30, 2015, $2 million and $4 million was reimbursed at cost to the Service Provider ($2 million and $4 million for the three and six months ended June 30, 2014). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

Brookfield Infrastructure has placed funds on deposit with Brookfield. Interest earned on the deposits is at market terms. At June 30, 2015, Brookfield Infrastructure’s deposit balance with Brookfield was $434 million (December 31, 2014: less than $1 million) and earned interest of less than $1 million and less than $1 million for the three and six months ended June 30, 2015 (2014: less than $1 million and less than $1 million for the three and six months ended June 30, 2014).

Brookfield Infrastructure’s North American district energy operation has various right of way easements and leases office space on market terms with subsidiaries of Brookfield Office Properties Inc. The North American district energy operation also utilizes consulting and engineering services provided by a wholly-owned subsidiary of Brookfield on market terms.

Q2 2015 INTERIM REPORT    48

OFF-BALANCE SHEET ARRANGEMENTS

Brookfield Infrastructure has no off-balance sheet arrangements.

Brookfield Infrastructure, on behalf of our subsidiaries, provides letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at June 30, 2015, letters of credit issued by subsidiaries of Brookfield Infrastructure amounted to $105 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

To measure performance, amongst other measures, we focus on FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers.

FFO has limitations as an analytical tool:

•

FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•	FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for the partnership’s distribution policy.

When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

49    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table reconciles FFO and AFFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the partnership.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2015	2014	2015	2014
Net income attributable to partnership(1)	$18	$13	$150	$45
Add back or deduct the following:
Depreciation and amortization	123	116	225	233
Deferred income taxes	—	2	8	1
Mark-to-market on hedging items	37	19	(40)	35
Valuation losses and other	30	30	51	52

FFO	208	180	394	366
Maintenance capital expenditures	(34)	(31)	(57)	(54)

AFFO	$174	$149	$337	$312

1.	Includes net income attributable to non-controlling interests — Redeemable Partnership Units held by Brookfield, general partner and limited partners.

The difference between net income and FFO is primarily attributable to depreciation and amortization, mark-to-market on hedging items and valuation losses during the period.

We also use Adjusted EBITDA as a measure of performance. We define Adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expense).

Reconciliation of Operating Segments

Adjusted EBITDA, FFO and AFFO are presented based on Brookfield Infrastructure’s proportionate share of results in operations accounted for using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains and losses and other items are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above-noted items.

Q2 2015 INTERIM REPORT    50

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity method whereby the partnership either controls or exercises significant influence over the investment, respectively. These tables reconcile Brookfield Infrastructure’s proportionate results to the partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See “Discussion of Segment Reconciling Items” on page 53 for a reconciliation of segment results to the partnership’s statement of operating results in accordance with IFRS.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED JUNE 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	Discontinued Operations	As per IFRS financials[1]
Revenues	$172	$294	$84	$42	$—	$592	$(241)	$148	$(33)	$466
Costs attributed to revenues	(44)	(151)	(43)	(20)	—	(258)	132	(84)	13	(197)
General & administrative expenses	—	—	—	—	(35)	(35)	—	—	—	(35)

Adjusted EBITDA	128	143	41	22	(35)	299	(109)	64	(20)
Other income (expense)	1	(4)	1	—	10	8	3	—	—	11
Interest expense	(36)	(35)	(19)	(2)	(7)	(99)	20	(29)	15	(93)

FFO	93	104	23	20	(32)	208	(86)	35	(5)
Depreciation and amortization	(39)	(56)	(12)	(16)	—	(123)	54	(32)	—	(101)
Deferred taxes	(3)	1	(1)	1	2	—	(4)	5	1	2
Mark-to-market on hedging items	(10)	(1)	(1)	—	(25)	(37)	—	5	—	(32)
Valuation (losses) gains and other	(10)	(14)	(7)	—	1	(30)	16	(6)	4	(16)
Share of earnings from associates	—	—	—	—	—	—	20	—	—	20
Loss from discontinued operations,				—	—
net of tax	—	—	—			—	—	—	—	—
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(7)	—	(7)

Net income (loss) attributable to partnership(2)	$31	$34	$2	$5	$(54)	$18	$—	$—	$—	$18

1.

The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to the partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from the partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

2.

Net income (loss) attributable to the partnership includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, general partners and limited partners.

51    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Brookfield Infrastructure’s Share
FOR THE THREE MONTHS ENDED JUNE 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non-controlling interest	Discontinued Operations	As per IFRS financials[1]
Revenues	$187	$309	$72	$—	$568	$(197)	$148	$(31)	$488
Costs attributed to revenues	(57)	(161)	(39)	—	(257)	104	(75)	13	(215)
General & administrative costs	—	—	—	(29)	(29)	—	—	—	(29)

Adjusted EBITDA	130	148	33	(29)	282	(93)	73	(18)
Other income (expense)	2	(9)	—	10	3	5	(2)	—	6
Interest expense	(40)	(45)	(17)	(3)	(105)	27	(26)	14	(90)

FFO	92	94	16	(22)	180	(61)	45	(4)
Depreciation and amortization	(40)	(59)	(17)	—	(116)	39	(27)	10	(94)
Deferred taxes	(9)	3	3	1	(2)	(5)	(6)	(3)	(16)
Mark-to-market on hedging items	2	(2)	—	(19)	(19)	(3)	—	—	(22)
Valuation (losses) gains and other	(10)	(19)	(1)	—	(30)	25	17	1	13
Share of earnings from associates	—	—	—	—	—	5	—	—	5
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	(4)	(4)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(29)	—	(29)

Net income (loss) attributable to partnership(2)	$35	$17	$1	$(40)	$13	$—	$—	$—	$13

	Brookfield Infrastructure’s Share
FOR THE SIX MONTHS ENDED JUNE 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Other	Total	Contribution from investment in associates	Attributable to non-controlling interest	Discontinued Operations	As per IFRS financials[1]
Revenues	$340	$585	$178	$42	$—	$1,145	$(441)	$297	$(69)	$932
Costs attributed to revenues	(82)	(303)	(92)	(20)	—	(497)	243	(172)	26	(400)
General & administrative costs	—	—	—	—	(69)	(69)	—	—	—	(69)

Adjusted EBITDA	258	282	86	22	(69)	579	(198)	125	(43)
Other income (expense)	2	(7)	1	—	15	11	5	(2)	—	14
Interest expense	(72)	(75)	(36)	(2)	(11)	(196)	42	(58)	29	(183)

FFO	188	200	51	20	(65)	394	(151)	65	(14)
Depreciation and amortization	(77)	(110)	(22)	(16)	—	(225)	92	(63)	—	(196)
Deferred taxes	(16)	3	—	1	4	(8)	(5)	8	4	(1)
Mark-to-market on hedging items	(2)	(1)	(1)	—	44	40	—	18	—	58
Valuation (losses) gains and other	(13)	(22)	(9)	—	(7)	(51)	27	(5)	10	(19)
Share of earnings from associates	—	—	—	—	—	—	37	—	—	37
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	—	—	—
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	(23)	—	(23)

Net income (loss) attributable to partnership(2)	$80	$70	$19	$5	$(24)	$150	$—	$—	$—	$150

Q2 2015 INTERIM REPORT    52

	Brookfield Infrastructure’s Share
FOR THE SIX MONTHS ENDED JUNE 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Other	Total	Contribution from investment in associates	Attributable to non-controlling interest	Discontinued Operations	As per IFRS financials[1]
Revenues	$363	$595	$163	$—	$1,121	$(380)	$298	$(71)	$968
Costs attributed to revenues	(107)	(303)	(86)	—	(496)	198	(153)	24	(427)
General & administrative costs	—	—	—	(56)	(56)	—	—	—	(56)

Adjusted EBITDA	256	292	77	(56)	569	(182)	145	(47)
Other income (expense)	4	(16)	—	16	4	8	(3)	—	9
Interest expense	(79)	(87)	(35)	(6)	(207)	52	(51)	29	(177)

FFO	181	189	42	(46)	366	(122)	91	(18)
Depreciation and amortization	(79)	(120)	(34)	—	(233)	80	(52)	20	(185)
Deferred taxes	(15)	10	(1)	5	(1)	(15)	(7)	1	(22)
Mark-to-market on hedging items	4	3	—	(42)	(35)	(3)	—	—	(38)
Valuation (losses) gains and other	(19)	(32)	3	(4)	(52)	42	9	2	1
Share of earnings from associates	—	—	—	—	—	18	—	—	18
Loss from discontinued operations, net of tax	—	—	—	—	—	—	—	(5)	(5)
Net income attributable to non-controlling interest	—	—	—	—	—	—	(41)	—	(41)

Net income (loss) attributable to partnership(2)	$72	$50	$10	$(87)	$45	$—	$—	$—	$45

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. These tables reconcile Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total Attributable to Brookfield Infrastructure
AS AT JUNE 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,653	$4,593	$1,851	$845	$(227)	$11,715	$(3,099)	$3,934	$4,402	$16,952

	Total Attributable to Brookfield Infrastructure
AS AT DECEMBER 31, 2014 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & other	Brookfield Infrastructure	Contribution from investment in associates	Attributable to non- controlling interest	Working capital adjustment	As per IFRS financials[1]
Total assets	$4,805	$4,970	$1,816	$—	$(56)	$11,535	$(1,944)	$4,284	$2,620	$16,495

1.

The above tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby the partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on the partnership’s consolidated statements of financial position by removing net liabilities contained within investments in associates and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

53    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Discussion of Segment Reconciling Items

The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO, and net income attributable to the partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(28)	$(59)	$—	$(22)	$—	$(109)
Attribution to non-controlling interest	42	17	13	—	(8)	64
Discontinued operations	—	—	(20)	—	—	(20)

Adjusted EBITDA	14	(42)	(7)	(22)	(8)	(65)
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	6	15	—	2	—	23
Attribution to non-controlling interest	(16)	(8)	(5)	—	—	(29)
Discontinued operations	—	—	15	—	—	15

FFO	4	(35)	3	(20)	(8)	(56)
Adjustments to items net income attributable to Partnership(3)
Contributions from investment in associates	22	44	—	20	—	86
Attribution to non-controlling interest	(26)	(9)	(8)	—	8	(35)
Discontinued operations	—	—	5	—	—	5

Net income attributable to partnership	$—	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(29)	$(64)	$—	$—	$(93)
Attribution to non-controlling interest	52	16	5	—	73
Discontinued operations	—	—	(18)	—	(18)

Adjusted EBITDA	23	(48)	(13)	—	(38)
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	5	28	—	(1)	32
Attribution to non-controlling interest	(18)	(7)	(3)	—	(28)
Discontinued operations	—	—	14	—	14

FFO	10	(27)	(2)	(1)	(20)
Adjustments to items net income attributable to Partnership(3)
Contributions from investment in associates	24	36	—	1	61
Attribution to non-controlling interest	(34)	(9)	(2)	—	(45)
Discontinued operations	—	—	4	—	4

Net income attributable to partnership	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Q2 2015 INTERIM REPORT    54

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2015 US$ MILLIONS	Utilities	Transport	Energy	Communications Infrastructure	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(59)	$(117)	$—	$(22)	$—	$(198)
Attribution to non-controlling interest	84	33	26	—	(18)	125
Discontinued operations	—	—	(43)	—	—	(43)

Adjusted EBITDA	25	(84)	(17)	(22)	(18)	(116)
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	13	32	—	2	—	47
Attribution to non-controlling interest	(32)	(16)	(12)	—	—	(60)
Discontinued operations	—	—	29	—	—	29

FFO	6	(68)	—	(20)	(18)	(100)
Adjustments to items net income attributable to Partnership(3)
Contributions from investment in associates	46	85	—	20	—	151
Attribution to non-controlling interest	(52)	(17)	(14)	—	18	(65)
Discontinued operations	—	—	14	—	—	14

Net income attributable to partnership	$—	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2014 US$ MILLIONS	Utilities	Transport	Energy	Corporate & Other	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(57)	$(125)	$—	$—	$(182)
Attribution to non-controlling interest	100	32	13	—	145
Discontinued operations	—	—	(47)	—	(47)

Adjusted EBITDA	43	(93)	(34)	—	(84)
Adjustments to items comprising Adjusted FFO(2)
Contributions from investment in associates	11	53	—	(4)	60
Attribution to non-controlling interest	(35)	(14)	(5)	—	(54)
Discontinued operations	—	—	29	—	29

FFO	19	(54)	(10)	(4)	(49)
Adjustments to items net income attributable to Partnership(3)
Contributions from investment in associates	46	72	—	4	122
Attribution to non-controlling interest	(65)	(18)	(8)	—	(91)
Discontinued operations	—	—	18	—	18

Net income attributable to partnership	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.
2.	Other income, interest expense and cash taxes.
3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

Contributions from investments in associates increased compared to the second quarter of 2014 as additions to rate base and inflation indexation at our Chilean electricity transmission system along with contributions from the acquisition of our Brazilian rail operation and European telecommunications business were partially offset by the impact of foreign exchange associated with the depreciation of the Brazilian reais and Chilean peso.

Attribution to non-controlling interest decreased compared to the second quarter of 2014 as contributions from acquisitions completed over the past 12 months in our district energy and gas storage businesses were more than offset by the impact of foreign exchange as the Australian dollar, British pound, Chilean peso and Colombian peso depreciated against the US dollar relative to the prior year.

For the periods ended June 30, 2015 and 2014, contributions from discontinued operations are comprised of the results of our North American natural gas transmission business.

55    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.

Financial instruments

Critical judgments associated with the partnership’s financial instruments pertain to the assessment of the effectiveness of hedging relationships. Brookfield Infrastructure performs hedge effectiveness testing on an ongoing basis with a forward looking evaluation of whether or not the changes in the fair value or cash flows of the hedging item are expected to be highly effective in offsetting the changes in the fair value or cash flows of the hedged item over the term of the relationship, conversely the partnership performs a retrospective hedge effectiveness test evaluating whether the changes in fair value or cash flows from the hedging item has been highly effective in offsetting changes in the fair value or cash flows of the hedged item since the date of designation. Estimates and assumptions used in determining the fair value of financial instruments are equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties relative to the company; estimated future cash flows; and discount rates.

Revaluation of property, plant and equipment

Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in note 13. The fair value of the partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2014 and 2013. Brookfield Infrastructure determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.

Impairment of goodwill and intangibles with indefinite lives

The partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value in use or fair value less costs of disposal of the cash generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the tax circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values. Other estimates utilized in the preparation of the partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.

Standards issued not yet adopted

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”)

IAS 16, Property, Plant, and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) were both amended by the International Accounting Standards Board (“IASB”) as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of the amendments to IAS 16 and IAS 38 on its consolidated financial statements.

Q2 2015 INTERIM REPORT    56

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The Standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued the final publication of the IFRS 9 standard, superseding the current IAS 39, Financial Instruments: Recognition and Measurement standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity’s risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

CONTROLS AND PROCEDURES

No changes were made in our internal control over financial reporting during the six months ended June 30, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Excluded from our evaluation were controls over financial reporting at our mid-west and pacific U.S. district energy operation and North American west coast gas storage operation, in which control was acquired on August 21, 2014, November 21, 2014 and December 31, 2014, respectively. The financial statements of these entities constitute 3% of total assets, 3% of net assets, 5% of revenue and 5% of net income of the consolidated financial statements of our partnership as of and for the period ended June 30, 2015.

57    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, financing plan for operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by customers of our businesses which themselves rely on access to capital and continued favourable commodity prices, our ability to complete large capital expansion projects on time and within budget, ability to negotiate favourable take-or-pay contractual terms, traffic volumes on our toll roads, weakening demand in the natural gas market, acts of God, weather events, or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Q2 2015 INTERIM REPORT    58

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS ACCOUNTING MEASURES

Although our financial results are determined in accordance with International Financial Reporting Standards (“IFRS”), the basis of presentation throughout much of this report differs from IFRS in that it is organized by business segment and utilizes funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) as important measures. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to the most directly comparable IFRS measure in this Management’s Discussion and Analysis. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

BUSINESS ENVIRONMENT AND RISKS

Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific platforms and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Brookfield Infrastructure’s most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.

59    BROOKFIELD INFRASTRUCTURE PARTNERS L.P.